Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

REGAL REXNORD CORPORATION,

ASPEN SUB, INC.

and

ALTRA INDUSTRIAL MOTION CORP.

Dated as of October 26, 2022

(continued)

(continued)

This AGREEMENT AND PLAN OF MERGER, dated as of October 26, 2022 (this “Agreement”), is by and among Regal Rexnord Corporation, a Wisconsin corporation (“Parent”), Aspen Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Altra Industrial Motion Corp., a Delaware corporation (the “Company”).  Certain capitalized terms used in this Agreement are defined in Section 8.12.

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub will be merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, the Board of Directors of the Company has (a) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger Transactions, (b) determined that it is in the best interests of the Company and its stockholders to enter into this Agreement and declared this Agreement advisable and (c) recommended that the Company’s stockholders adopt this Agreement;

WHEREAS, the Board of Directors of each of Parent and Merger Sub has (a) determined that it is in the best interests of the stockholders of Parent and Merger Sub, respectively, to enter into this Agreement and declared this Agreement advisable and (b) duly authorized and approved the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions;

WHEREAS, Parent, in its capacity as sole stockholder of Merger Sub, will adopt this Agreement by written consent immediately following its execution; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.01.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger.  The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation”.

SECTION 1.02.  Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on the third business day following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in

Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 or remotely by exchange of documents and signatures (or their electronic counterparts), unless another date, time or place is agreed to in writing by Parent and the Company.  Notwithstanding the foregoing, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VI (other than any such conditions that by their nature are to be satisfied at the Closing), the parties hereto shall not be required to effect the Closing until the earlier of (a) a business day during the Marketing Period specified by Parent on no less than two business days’ prior written notice to the Company and (b) the third business day after the final day of the Marketing Period, in each case, subject to the satisfaction or waiver, of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time).  The date on which the Closing occurs is herein referred to as the “Closing Date”.

SECTION 1.03.  Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger.  The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Secretary of State”) or, to the extent permitted by applicable Law, at such later time as is agreed to by Parent and the Company prior to the filing of the Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.04.  Effects of the Merger.  The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 259, of the DGCL.

SECTION 1.05.  Certificate of Incorporation and Bylaws of the Surviving Corporation.  At the Effective Time, the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended or restated as provided therein or by applicable Law (and, in each case, subject to Section 5.06 hereof), except that the name of the Surviving Corporation shall be “Altra Industrial Motion Corp.”

SECTION 1.06.  Directors and Officers of the Surviving Corporation.  (a)  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b)  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

Effect of the Merger on Capital Stock; Exchange of Certificates;
Equity-Based Awards

SECTION 2.01.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any of the outstanding shares of the common stock, par value $0.001 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:

(a)  Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)  Cancelation of Certain Shares.  All shares of Company Common Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.  All shares of Company Common Stock then held by Parent or Merger Sub shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.  Each share of Company Common Stock that is owned by any direct or indirect wholly owned Subsidiary of the Company or of Parent (other than Merger Sub) shall not represent the right to receive the Merger Consideration and shall be, at the election of Parent, either (i) converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation or (ii) canceled with no consideration delivered in exchange therefor.

(c)  Conversion of Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) Appraisal Shares to be treated in accordance with Section 2.07, (ii) shares of Company Common Stock to be canceled or converted in accordance with Section 2.01(b) and (iii) Company Restricted Shares to be treated in accordance with Section 2.03(c)) shall be converted automatically into and shall thereafter represent only the right to receive an amount in cash equal to $62.00 per share, without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) or of non-certificated shares of Company Common Stock held in book-entry form (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor in accordance with this Article II.

SECTION 2.02.  Exchange of Certificates and Book-Entry Shares.  (a)  Paying Agent.  Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, prior to the Closing Date shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration, other than amounts payable in accordance with Section 2.05 (such cash being hereinafter referred to as the “Exchange Fund”).  Pending its disbursement in accordance with this Section 2.02, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion.  Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of shares of Company Common Stock to receive the Merger Consideration as provided herein.

(b)  Payment Procedures.  Promptly after the Effective Time (but in no event more than three business days thereafter), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Certificates (other than (A) the Certificates representing Appraisal Shares to be treated in accordance with Section 2.07 and (B) the Certificates representing shares of Company Common Stock to be canceled or converted in accordance with Section 2.01(b)) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree prior to the Closing Date) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration as provided in Section 2.01(c).  Upon surrender of a Certificate for cancelation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (1) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (2) the Person requesting such payment shall have paid (or caused to be paid) any transfer and other Taxes required to be paid by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable.  Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II.  No interest shall be paid or accrue on any cash payable pursuant to this Section 2.02.

(c)  Book-Entry Shares.  Any holder of Book-Entry Shares whose shares of Company Common Stock were converted pursuant to Section 2.01(c) into the right to receive the Merger Consideration shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration.  In lieu thereof, subject to compliance with customary procedures of the Paying Agent with respect thereto, each registered holder of one (1) or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as possible after the Effective Time, the Merger Consideration for each share of Company Common Stock formerly represented by such Book-Entry Share, and the Book-Entry Share so exchanged shall be forthwith canceled.  Payment of the Merger Consideration with respect to Book-Entry Shares shall be made only to the Person in whose name such Book-Entry Shares are registered.

(d)  Transfer Books; No Further Ownership Rights in Company Stock.  The Merger Consideration paid in respect of shares of Company Common Stock in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 2.02(f), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation, for any reason, they shall be canceled and exchanged as provided in this Article II.

(e)  Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated by this Article II.

(f)  Termination of Exchange Fund.  At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) which has not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation for, and Parent and the Surviving Corporation shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article II.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(g)  No Liability.  Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration properly delivered to a public official pursuant to any applicable state, federal or other escheat, abandoned property or similar Law.

(h)  Withholding.  Parent, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and any other amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”), or under any provision of U.S. state or local or non-U.S. Tax Law.  To the extent amounts are so deducted and withheld and paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 2.03.  Equity-Based Awards.  Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions and take such other actions as may be required to provide that:

(a)  Each option to purchase shares of Company Common Stock granted under the Company Stock Plan (each, a “Company Stock Option”) outstanding immediately prior to the Effective Time or portion thereof, which is fully vested and exercisable (a “Vested Company Stock Option”), shall, at the Effective Time, be canceled and the holder of any such canceled Vested Company Stock Option shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect to such canceled Vested Company Stock Option, a lump-sum cash payment, without interest, equal to the product of (i) the number of shares of Company Common Stock for which such Vested Company Stock Option has not then been exercised and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Vested Company Stock Option; provided that any such Vested Company Stock Option with an exercise price per share that is equal to or greater than the Merger Consideration shall be canceled for no consideration; provided, however, that notwithstanding anything in this Agreement to the contrary, if a Company Stock Option is subject to an award agreement, an employment agreement or other contract with an individual holder in effect as of the date hereof that provides that such Company Stock Option shall vest solely upon a change of control involving the Company (without the required occurrence of termination or any other event), such Company Stock Option shall be treated as set forth in this section as if such Company Stock Option was a Vested Company Stock Option.

(b)  Each Company Stock Option, or portion thereof, granted under the Company Stock Plan which is not a Vested Company Stock Option (an “Unvested Company Stock Option”) shall, at the Effective Time, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase shares of Company Common Stock and shall be converted into an option to purchase a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common stock subject to such Unvested Company Stock Option immediately prior to such time and (ii) the Equity Award Conversion Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of

Company Common Stock of such Unvested Company Stock Option immediately prior to such time divided by (B) the Equity Award Conversion Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Unvested Company Stock Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided further, that in the case of any Unvested Company Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.  Except as provided above, following the time of the conversion contemplated above, each such Unvested Company Option shall continue to be governed by substantially similar terms and conditions with respect to vesting and exercisability terms as were applicable to such Unvested Company Option immediately prior to such time.  For purposes of this Agreement, the term “Equity Award Conversion Ratio” means the quotient of (1) the Merger Consideration divided by (2) the Closing Date VWAP.  For purposes of this Agreement, the term “Closing Date VWAP” means the average of the volume weighted averages of the trading prices of shares of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties, acting reasonably), on each of the five consecutive Trading Days ending on (and including) the Trading Day that is three Trading Days prior to the Closing Date.

(c)  Each share of Company Common Stock subject to forfeiture conditions, including those received as dividend equivalents, granted under the Company Stock Plan (each, a “Company Restricted Share”) outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any required action on the part of the holder thereof, cease to represent a Company Restricted Share denominated in shares of Company Common Stock and shall be converted into and will become a right to receive an amount in cash, without interest, (a “Restricted Cash Award”) equal to the product of (i) the number of shares of Company Common Stock subject to such Company Restricted Share immediately prior to the Effective Time and (ii) the Merger Consideration.  Except as provided above, following the time of conversion contemplated above, each such Restricted Cash Award shall continue to be governed by substantially similar terms and conditions with respect to vesting and forfeiture terms as were applicable to the applicable Company Restricted Share immediately prior to such time.

(d)  Each restricted stock unit with respect to shares of Company Common Stock granted under the Company Stock Plan, including any Company RSU subject to performance-based vesting conditions or any right to receive shares of Company Common Stock granted under the Company Stock Plan in the form of “performance shares” (each, a “Company RSU”) outstanding immediately prior to the Effective Time or portion thereof, which is fully vested (a “Vested Company RSU”), shall, at the Effective Time, be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to (i) the product of (A) the number of shares of Company Common Stock subject to such Vested Company RSU as of immediately prior to the Effective Time and (B) the Merger Consideration plus (ii) the amount of any accrued dividend equivalents with respect to such Vested Company RSU that remain unpaid as of immediately prior to the Effective Time; provided, however, that the number of shares of Company Common Stock subject to Company RSUs subject to performance-based vesting conditions shall be determined by the Company Board of Directors (subject to consultation with Parent) as follows: (x) for any performance period that expires on or prior to the Effective Time, performance shall be deemed achieved based on actual performance during such performance period and (y) for any performance period that is scheduled to expire after the Effective Time, performance shall be deemed achieved based on the greater of (1) target level and (2) actual performance, measured based on performance through the Effective Time, calculated in accordance with the underlying award agreement; provided, further, notwithstanding anything in this Agreement to the contrary, if a Company RSU is subject to an award agreement, an employment agreement or other contract with an individual holder in effect as of the date hereof that provides that such Company RSU shall vest solely upon a change of control involving the Company (without the required occurrence of termination or any other event), such Company RSU shall be treated as set forth in this section as if such Company RSU was a Vested Company RSU.

(e)  Each Company RSU which is not a Vested Company RSU (an “Unvested Company RSU”), shall, at the Effective Time, automatically and without any required action on the part of the holder thereof, cease to represent a restricted stock unit denominated in shares of Company Common Stock and shall be converted into a restricted stock unit denominated in shares of Parent Common Stock (a “Parent RSU”); provided that, any such Unvested Company RSU that is subject to performance-based vesting conditions shall instead be converted into restricted stock denominated in shares of Parent Common Stock (a “Parent Restricted Share”).  The number of shares of Parent Common Stock subject to each such Parent RSU shall be equal to the product (rounded to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (ii) the Equity Award Conversion Ratio.  The number of shares of Parent Common Stock subject to each such Parent Restricted Share shall be equal to the product (rounded to the nearest whole number) of (i) the sum of (A) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time and (B) (x) the amount of any accrued dividend equivalents with respect to such Unvested Company RSU that remain unpaid as of immediately prior to the Effective Time divided by (y) the Merger Consideration multiplied by (ii) the Equity Award Conversion Ratio; provided, however, that the number of shares of Company Common Stock subject to Company RSUs subject to performance-based vesting conditions and the amount of any accrued dividend equivalent with respect thereto shall be determined by the Company Board of Directors (subject to consultation with Parent) as follows: (x) for any performance period that expires on or prior to the Effective Time, performance shall be deemed achieved based on actual performance during such performance period and (y) for any performance period that is scheduled to expire after the Effective Time, performance shall be deemed achieved based on the greater of (1) target level and (2) actual performance, measured based on performance through the Effective Time, calculated in accordance with the underlying award agreement.  Additionally, except as provided above, following the time of conversion contemplated above, each such Parent RSU or Parent Restricted Share shall continue to be governed by substantially similar terms and conditions with respect to vesting terms as were applicable to the applicable Company RSU or Parent Restricted Share immediately prior to such time provided that the level of performance for such Company RSU or Parent Restricted Share will be permanently fixed at the levels set forth above.

SECTION 2.04.  Company Equity Plans.  If Parent so elects, Parent may, in its sole discretion, assume any or all of the Company Stock Plans; provided, however, that if the Parent does not elect to assume such Company Stock Plans, the Company Stock Options, Parent RSUs, Parent Restricted Shares and Restricted Cash Awards contemplated under Sections 2.03(b), 2.03(c) and 2.03(e) shall be granted under the Parent Stock Plans.  To the extent that Parent does not elect to assume one or more of the Company Stock Plans, in response to written notice from Parent delivered not less than 10 Business Days prior to the Effective Time, at or prior to the Effective Time, the Company, the Board and the compensation committee of the Board, as applicable, shall adopt any resolutions and take all steps necessary to (i) cause such Company Stock Plan(s) to terminate at or prior to the Effective Time and (ii) ensure that from and after the Effective Time neither the Parent, the Company nor any of their successors or Affiliates will be required to deliver shares or other capital stock of the Company or Parent to any Person pursuant to or in settlement of Company Equity Awards pursuant thereto.

SECTION 2.05.  Payments with Respect to Equity-Based Awards.  Promptly after the Effective Time (but in any event, no later than the first payroll date that occurs more than five business days after the Effective Time), the Surviving Corporation or its applicable Affiliate shall pay through its payroll systems (or, if a payroll systems payment is not reasonably practicable, by wire transfer) the amounts due pursuant to Section 2.03; provided, however, that in the case of any such amounts that constitute non-qualified deferred compensation under Section 409A of the Code, the Surviving Corporation shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a Tax or penalty under Section 409A of the Code.

SECTION 2.06.  Adjustments.  If between the date hereof and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, or any such action shall have been declared with a record date within said period, the Merger Consideration and any other amounts payable pursuant to this Article II shall be appropriately and equitably adjusted to reflect such stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change; provided, however, that (a) in no event shall the aggregate amount payable by Parent pursuant to Section 2.01 after giving effect to any such event exceed the amount that would have been payable pursuant to Section 2.01 had such event not occurred and (b) nothing in this Section 2.06 shall permit the Company to take any action with respect to its securities that is expressly prohibited by the terms of this Agreement.

SECTION 2.07.  Appraisal Rights.  (a) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead shall be canceled and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.01(c), without interest thereon.

(b)  The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock and Parent shall have the right to participate in and, after the Effective Time, direct all negotiations and Actions with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle (or offer to settle), any such demands, or agree to do any of the foregoing.  Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that, except as (A) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with or prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Article III of this Agreement to which it corresponds in number and each other section or subsection of this Article III of this Agreement to the extent that it is reasonably apparent based on the content of such disclosure that such information, item or matter is relevant to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by the Company and publicly available one business day prior to the execution of this Agreement (the “Filed SEC Documents”), other than any disclosure (other than any statements of fact or other statements that are not forward looking and generally cautionary in nature) in any such Filed SEC Document contained in the “Risk Factors” or “Forward-Looking Statements” section thereof or other similarly cautionary, forward-looking or predictive statements in such Filed SEC Documents; provided, however, that any such disclosures in such Filed SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent based on the content of such disclosure that such information is relevant to such representation or warranty; provided, further, that the disclosures in the Filed SEC Documents shall not be deemed to qualify any representations or warranties made in Section 3.02(a)-(c), Section 3.03(a)-(c), Section 3.14, Section 3.18 or Section 3.19:

SECTION 3.01.  Organization; Standing.  (a)  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted, except (other than with respect to the Company’s due incorporation and valid existence) as would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect or (ii) prevent or materially delay, interfere with or impair (A) the consummation by the Company of any of the Merger Transactions or (B) the compliance by the Company with its obligations under this Agreement.  The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect or (ii) prevent or materially delay, interfere with or impair (A) the consummation by the Company of any of the Merger Transactions or (B) the compliance by the Company with its obligations under this Agreement.  True and complete copies of the Company Charter Documents are included in the Filed SEC Documents.  The Company has made available to Parent true, correct and complete copies of the certificate of incorporation and bylaws of the Company.  Such documents are in full force and effect and the Company is in material compliance with the provisions of such documents.

(b)  Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization and has all requisite organizational power and authority necessary to carry on its business as it is now being conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company’s Subsidiaries is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.02.  Capitalization.  (a)  The authorized shares of the Company consist of 120,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).  At the close of business on October 24, 2022 (the “Capitalization Date”), (i) 65,169,434 shares of Company Common Stock were issued and outstanding (including 19,818 Company Restricted Shares), (ii) no shares of Company Common Stock were held by the Company as treasury stock, (iii) no shares of Preferred Stock were issued or outstanding, (iv)  3,779,787 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plan, of which (A) 676,238 shares of Company Common Stock were subject to Company Stock Options that were outstanding as of the Capitalization Date, (B) 356,675 shares of Company Common Stock were subject to Company RSUs that are subject solely to time-based vesting conditions (including, to the extent applicable, any accrued but unpaid dividend equivalents reinvested as additional Company RSUs) and (C) 365,931 shares of Company Common Stock were subject to Company RSUs that are subject to performance-based vesting conditions (assuming attainment of the maximum level of performance of any performance-based vesting conditions and, including, to the extent applicable, any accrued but unpaid dividend equivalents reinvested as additional Company RSUs).  Since the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (A) issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company Securities or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of capital stock of the Company, other than, in each case, in accordance with the terms of such Company Stock Options, Company Restricted Shares or Company RSUs, pursuant to the lapsing of forfeiture conditions with respect to Company Restricted Shares, the settlement of Company RSUs, the accrual or payment of dividend equivalents with respect to Company RSUs, the exercise of Company Stock Options or the forfeiture of, or withholding of Taxes with respect to, Company Stock Options, Company Restricted Shares or Company RSUs.

(b)  Except as described in this Section 3.02, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, stock appreciation rights, “phantom” stock rights or other rights (including preemptive rights or anti-dilution rights), commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities.  There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the cashless exercise of Company Stock Options or the forfeiture of, or withholding of Taxes with respect to, Company Stock Options, Company Restricted Shares or Company RSUs, in each case, in accordance with the terms applicable to such Company Stock Options, Company Restricted Shares or Company RSUs as of the date hereof), or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities.  No direct or indirect Subsidiary of the Company owns any shares of Company Common Stock.  None of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities.  All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(c)  There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of the Company may vote (“Company Voting Debt”).

(d)  Exhibit 21.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 includes, as of the date hereof, all of the Significant Subsidiaries.  All of the outstanding shares of capital stock of, or other equity or voting interests in, each Material Subsidiary (except for directors’ qualifying shares or the like) are owned, beneficially and of record, by the Company or a wholly owned Subsidiary of the Company free and clear of all Liens and transfer restrictions, except for Permitted Liens and such Liens and transfer restrictions of general applicability as may be provided under the Securities Act of 1933 (the “Securities Act”) or other applicable securities Laws.  Each outstanding share of capital stock or other equity security of each Material Subsidiary, which is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Material Subsidiary, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Material Subsidiary (and such shares of capital stock or other equity securities were not issued in violation of any such rights, agreement, obligations or restrictions).  Except as described in this Section 3.02, as of the date hereof, there are (i) no Company Subsidiary Securities of any Material Subsidiary and (ii) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Subsidiary Securities (other than any such obligations among the Company and its wholly owned Subsidiaries).  There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Subsidiary Securities, or obligate the Company to grant, extend or enter into any such agreements relating to any Company Subsidiary Securities (other than any such agreements among the Company and its wholly owned Subsidiaries).

SECTION 3.03.  Authority; Noncontravention.

(a)  The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, assuming the representations and warranties set forth in Section 4.11 are true and correct and, subject to the receipt of the Company Stockholder Approval, to consummate the Merger Transactions.  The execution, delivery and performance by the Company of this Agreement, and, assuming the representations and warranties set forth in Section 4.11 are true and correct, the consummation by it of the Merger Transactions, have been duly authorized by its Board of Directors and, except for obtaining the Company Stockholder Approval and filing the Certificate of Merger with the Secretary of State pursuant to the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Merger Transactions.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the foregoing clauses (i) and (ii), the “Bankruptcy and Equity Exception”).

(b)  The Board of Directors of the Company, at a meeting duly called and held, adopted resolutions (i) authorizing, approving and declaring advisable and in the best interests of the Company and its stockholders, the Merger and the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger Transactions, (ii) directing that the Company submit the adoption of this Agreement to a vote at a meeting of the holders of Company Common Stock and (iii) recommending that the holders of Company Common Stock adopt this Agreement (such recommendation, the “Company Board Recommendation”), which resolutions have not, except after the date hereof as permitted by Section 5.02, been subsequently rescinded, modified or withdrawn.

(c)  Assuming the representations and warranties set forth in Section 4.11 are true and correct, the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”) at the Company Stockholders’ Meeting or any adjournment or postponement thereof is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement.

(d)  Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Merger Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) subject to the receipt of the Company Stockholder Approval, conflict with or violate any provision of (A) the Company Charter Documents or (B) the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.04 and the Company Stockholder Approval are obtained prior to the Effective Time and the filings referred to in Section 3.04 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, (A) violate any Law or Judgment applicable to the Company or any of its Subsidiaries, (B) violate or constitute a default under any of the terms or provisions of, or result in a right of payment or loss of a benefit under, or give rise to any right of consent, approval, termination, cancellation, amendment or acceleration of, any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’ obligations under any such Contract or require any consultation, approval or consent of any works council or labor union or (C) result in the creation of any Lien (other than Permitted Liens) on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (i)(B) and clause (ii), as would not, individually or in the aggregate, reasonably be expected to (1) have a Material Adverse Effect or (2) prevent or materially delay, interfere with or impair (I) the consummation by the Company of any of the Merger Transactions or (II) the compliance by the Company with its obligations under this Agreement.

SECTION 3.04.  Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (b) compliance with the rules and regulations of the NASDAQ Global Select Market (“NASDAQ”), (c) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries are qualified to do business, (d) filings required under, and compliance with other applicable requirements of, the HSR Act and any other Antitrust Laws and Investment Screening Laws, (e) such other items as may be required solely by reasons of the participation of Parent (as opposed to any other Person) in the Transactions and (f) compliance with any applicable state securities or blue sky laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect or (ii) prevent or materially delay, interfere with or impair (A) the consummation by the Company of any of the Merger Transactions or (B) the compliance by the Company with its obligations under this Agreement.

SECTION 3.05.  Company SEC Documents; Undisclosed Liabilities.  (a)  The Company has filed with the SEC all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2020 (collectively, the “Company SEC Documents”).  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or, if amended or supplemented prior to the date hereof, the date of the filing of such amendment or supplement, with respect to the portions that are amended or supplemented (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended or supplemented prior to the date hereof, the date of the filing of such amendment or supplement, with respect to the disclosures that are amended or supplemented) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)  The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended or supplemented prior to the date hereof, the date of the filing of such amendment or supplement, with respect to the consolidated financial statements that are amended, supplemented or restated therein), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited quarterly financial statements, to normal year‑end adjustments).

(c)  Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that are required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto, except liabilities (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of June 30, 2022 (the “Balance Sheet Date”) included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)  The Company has established and maintains effective disclosure controls and procedures and an effective system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  Since January 1, 2020, the Company has complied in all material respects with the applicable provisions of the U.S. Sarbanes-Oxley Act of 2002.  The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e)  The Proxy Statement (including any amendment or supplement thereto), at the time first sent or given to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference in the Proxy Statement (including any amendment or supplement thereto) based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference therein.

SECTION 3.06.  Absence of Certain Changes.  (a)  Since the Balance Sheet Date through the date of this Agreement except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, (i) the business of the Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business consistent with past practice and (ii) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would require the consent of Parent under any of Section 5.01(b)(i)(C), 5.01(b)(iii), 5.01(b)(iv), 5.01(b)(v) or 5.01(b)(vii).

(b)  Since the Balance Sheet Date, there has not been any Material Adverse Effect or any event, change or occurrence that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.07.  Legal Proceedings.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect there is no (a) pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, suit, investigation, arbitration or action (an “Action”) against the Company or any of its Subsidiaries, or (b) outstanding order, judgment, injunction, ruling, writ or decree of any Governmental Authority (a “Judgment”) imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority.  As of the date hereof, there is no pending Action to which the Company or any of its Subsidiaries is a party seeking to prevent, hinder, impair, modify, delay or challenge the Merger or any of the other Transactions.

SECTION 3.08.  Compliance with Laws; Permits.  (a)  The Company and each of its Subsidiaries are, and have been since January 1, 2021, in compliance with all local, state, federal or foreign laws, statutes, ordinances, codes, rules or regulations (“Laws”) or Judgments, applicable to the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)  The Company, each of its Subsidiaries and each of its and their directors, officers and employees acting in such capacity and, to the Knowledge of the Company, each of its and their other agents acting on its or their behalf, is, and has been since October 1, 2018, in compliance in all material respects with (A) the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) to the extent applicable to the Company, its Subsidiaries and such directors, officers, employees and agents, and (B) the provisions of applicable anti-bribery, anti-corruption, anti-money laundering and sanctions Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated, in the case of clauses (A) and (B), to the extent applicable to the Company, its Subsidiaries and each of its and their directors, officers, employees and agents.  Since October 1, 2018, none of the Company, any of its of its Subsidiaries or any of its or their directors, officers or employees acting in such capacity or, to the Knowledge of the Company, any of its or their other agents acting on its or their behalf, have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of any Governmental Authority to obtain or retain business, or direct business to any person, or to secure any other improper benefit or advantage, in each case in violation of the FCPA or any Laws described in clause (B) of the preceding sentence.  The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption, anti-money laundering and sanctions Laws in each jurisdiction in which the Company and its Subsidiaries operate.  Neither the Company nor any of its Subsidiaries are subject to any actual pending Action involving the Company or any of its Subsidiaries relating to Sanctions, the FCPA or any other anti-bribery, anti-corruption, anti-money laundering Laws.

(c)  Since October 1, 2018, the Company, each of its Subsidiaries and each of its and their directors and officers acting in such capacity and, to the Knowledge of the Company, each of the employees of the Company and its Subsidiaries acting on its or their behalf, have complied, in all material respects, with applicable provisions of the Export Control Laws and Sanctions.

(d)  None of the Company or any of its Subsidiaries, any of its or their directors or officers nor, to the Knowledge of the Company, any of its or their respective employees, agents, channel partners, resellers or representatives, is a Sanctioned Person.

(e)  Without limiting the foregoing, since October 1, 2018, no material Action, complaint, claim, charge, investigation, or voluntary disclosure related to the Import Laws, Export Control Laws or Sanctions is or has been imposed, pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of its or their respective officers or directors acting in such capacity or, to the Knowledge of the Company, any of its or their respective employees, agents, channel partners, resellers, or representatives acting on its or their behalf, by or before any Governmental Authority.

(f)  Since October 1, 2018, the Company and its Subsidiaries have obtained all approvals or licenses necessary for exporting and importing the Company products in accordance with all applicable Sanctions, Export Control Laws and Import Laws, except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(g)  Since October 1, 2018, the Company and its Subsidiaries, and each of its and their respective directors and officers acting in such capacity and, to the Knowledge of the Company, each of its and their employees, agents, channel partners, resellers and representatives acting on its or their behalf, have complied and are in compliance, in all material respects, with all applicable Import Laws.

(h)  The Company and its Subsidiaries have had in place since October 1, 2018 an operational program, including policies, procedures and training, reasonably designed to promote compliance with all applicable Import Laws, Export Control Laws and Sanctions, except as, individually or in the aggregate, has not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

SECTION 3.09.  Tax Matters.  (a)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)  The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate.

(ii)  All Taxes owed by the Company or any of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid, except for Taxes contested in good faith in appropriate proceedings and which have been adequately reserved against in accordance with GAAP.

(iii)  As of the date of this Agreement, neither the Company nor any of its Subsidiaries is the subject of, or has received from any Governmental Authority written notice of, any pending audit, examination, investigation, proposed adjustment, claim or other proceeding in respect of any Taxes of the Company or any of its Subsidiaries.

(iv)  There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(v)  Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code.

(vi)  Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company) or has any liability for Taxes of any Person (other than the Company and its current and former Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of U.S. state, local or non-U.S. Tax Law), as a transferee or successor.

(vii)  Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax sharing Contract other than (i) Contracts solely among the Company and its Subsidiaries and (ii) customary Tax indemnification provisions in Contracts the primary purpose of which does not relate to Taxes.

(viii)  Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(ix)  Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011‑4(b)(2).

(x)  The Company and each of its Subsidiaries have withheld and paid to the appropriate Governmental Authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person.

(b)  Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has taken or failed to take any action that adversely affects the “Tax-Free Status of the Transactions” as such term is defined in the Prior Transaction Tax Matters Agreement.  Notwithstanding any other provision in this Agreement to the contrary, this Section 3.09(b) contains the sole and exclusive representation and warranty by the Company or any of its Subsidiaries with respect to any potential liability arising out of the Prior Transaction Tax Matters Agreement.

SECTION 3.10.  Employee Benefits.  (a)  Section 3.10(a) of the Company Disclosure Letter contains a complete and accurate list, as of the date of this Agreement, of each material Company Plan.  With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document or, in the case of any unwritten Company Plan, a written description thereof (or, if appropriate, a form thereof), including any amendments thereto, other than any document that the Company or any of its Subsidiaries are prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, (ii) the most recent annual report on Form 5500 filed with the IRS with all corresponding schedules and financial statements attached thereto or similar report required to be filed with any Governmental Authority and the most recent actuarial valuation or similar report, (iii) the most recent summary plan description and any summaries of material modifications thereto, (iv) each trust agreement, insurance or group annuity contract or other funding vehicle, including any amendments thereto, (v) the most recent IRS determination, advisory or opinion letter issued with respect to any Company Plan intended to be qualified under Section 401(a) of the Code; and (vi) any material notices, letters or other correspondence with the IRS, DOL, the Pension Benefit Guaranty Corporation or any other Governmental Authority.

(b)  Each Company Plan has been established, administered and funded in compliance with its terms and applicable Laws, including ERISA, as applicable, other than instances of noncompliance that have not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as has not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and (ii) to the Knowledge of the Company, there are no existing circumstances or any events, whether by action or failure to act, that could reasonably be expected to cause the loss of any such qualification status of any such Company Plan.  There are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits) by, on behalf of, or against or with respect to any Company Plan, any trust related thereto or any fiduciary thereof and no audit or other proceeding by a Governmental Authority is pending or, to the Knowledge of the Company, threatened with respect to any Company Plan and no facts or circumstances exist that could reasonably be expected to give rise to any such audit or other proceeding, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company, any of its Subsidiaries and any Commonly Controlled Entity has timely performed all obligations required to be performed by it under each Company Plan, (ii) no event has occurred and no condition exists that would subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with any Commonly Controlled Entity, to any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or any other applicable Laws with respect to any Company Plan, and (iii) all contributions required to be made by the Company, any of its Subsidiaries or any Commonly Controlled Entity to any Company Plan have been made on or before their applicable due dates.

(c)  None of the Company, any of its Subsidiaries nor any Commonly Controlled Entity currently maintains, sponsors or participates in, contributes to (or has an obligation to contribute to) or otherwise has any liability (including any contingent liability) with respect to any (i) “defined benefit plan” within the meaning of Section 3(35) of ERISA or a pension plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code or (ii)

“multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA), (iii) “multiple employer plan” described in Section 413 of the Code or (iv) multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA.

(d)  Except as would not, individually and in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no Company Plan provides, and none of the Company nor any of its Subsidiaries provides or has an obligation to provide, benefits or coverage in the nature of health, life or disability insurance or other employee welfare benefits, in each case, following termination of employment or retirement, other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA or Section 4980B(f) of the Code, or any other applicable Law or (ii) the full cost of which is borne by the employee or former employee (or any of their beneficiaries).

(e)  As of the Capitalization Date, the Company Stock Options have a weighted average exercise price of $40.77.  The exercise price of each Company Stock Option is equal to or greater than the fair market value of the Company Common Stock subject to such Company Stock Option (determined as of the date such Company Stock Option was granted). None of the Company Stock Options have been granted in contemplation of this Agreement or the Merger Transactions. Each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code, if any, so qualifies.  Each Company Stock Option, Company Restricted Share and Company RSU may, by its terms, be treated at the Effective Time as set forth in Section 2.03.  There are no current or former employees or independent contractors with an offer letter, employment Contract or other arrangement or Contract that requires a grant of options to purchase Company Common Stock or other equity or equity-based awards with respect to Company Common Stock, or who has otherwise been promised options to purchase Company Common Stock or other securities of the Company or other equity or equity-based awards with respect to Company Common Stock or other securities of the Company, which options or other awards have not been granted as of the Capitalization Date.  The Company has made available to Parent in the Data Room accurate and complete copies of all equity plans pursuant to which the Company has granted Company Stock Options, Company Restricted Shares or Company RSUs, the forms of all award agreements (including all applicable appendices) evidencing such grants, all award agreements evidencing such grants that differ from the forms (including all applicable appendices) and any other agreements setting forth the terms of such grants.

(f)  None of the execution or delivery of this Agreement, shareholder approval of this Agreement, or the consummation of the Merger Transactions would reasonably be expected to, either alone or in combination with another event, (i) accelerate the time of payment, funding or vesting, or increase the amount or value of any benefit or compensation due to any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries, (ii) entitle any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries to any payment or benefit, (iii) cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan, (iv) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time or (v) result in payment or provision of any amount that could individually or in combination with any other payment constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) to any current or former employee or independent contractor of the Company that would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.  None of the Company nor any of its Subsidiaries has any obligation to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for taxes payable pursuant to Section 409A of the Code.

(g)  With respect to each Company Plan maintained primarily for employees and former employees of the Company or its Subsidiaries located outside the United States (each, an “International Plan”), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) if intended to qualify for special Tax treatment, each International Plan is so qualified, (ii) if required to be registered with a Governmental Authority, is so registered, and (iii) the fair market value of the assets of each International Plan, the liability of each insurer for any International Plan funded through insurance, or the book reserve established for any such plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such plan. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has been a party to, a sponsoring employer of, or otherwise is under any liability with respect to any defined benefit pension scheme, any final salary scheme or any death, disability or retirement benefit calculated by reference to age, salary or length of service or any other item.

(h)  Section 3.10(h) of the Company Disclosure Letter sets forth the following information with respect to each Company Stock Option, Company Restricted Share and Company RSU outstanding as of the close of business on the date of this Agreement:  (i) the equity plan pursuant to which such award was granted; (ii) the employee identification number of the holder of such award; (iii) the type of award; (iv) the number of shares of Company Common Stock subject to such award; (v) the exercise price of such award, if applicable; (vi) the date on which such award was granted; (vii) the extent to which such award is vested and, if applicable, exercisable as of the date of this Agreement and the times and extent to which such award is scheduled to become vested and, if applicable, exercisable after the date of this Agreement and (viii) the date on which such award expires, if applicable.

SECTION 3.11.  Labor Matters.  (a)  Section 3.11 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of all material collective bargaining agreements, works council agreements or other similar Contracts applicable to employees of the Company or any of its Subsidiaries (collectively, without regard to materiality, the “CBAs”), excluding any national, industry or similar generally applicable agreement, Contract or arrangement.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) no demand for recognition as the exclusive bargaining representative of any employees of the Company or any of its Subsidiaries has been made by or on behalf of any labor or similar organization and (ii) there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown or work stoppage by or with respect to the employees of the Company or any of its Subsidiaries.

(b)  The Company and its Subsidiaries are, and since January 1, 2020, have been, in compliance with all applicable Laws relating to labor, employment and employment practices and labor relations, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all employees of the Company and the Subsidiaries have the legal right to work in the country in which they are employed, and the Company and the Subsidiaries have complied in all material respects with all of their obligations in this regard.

SECTION 3.12.  Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and each of its Subsidiaries is, and has been since October 1, 2018, in compliance with all applicable Laws relating to pollution or the protection of the environment or natural resources (“Environmental Laws”), and neither the Company nor any of its Subsidiaries has received any written notice since October 1, 2018 alleging that the Company or any of its Subsidiaries is in violation of or has any liability under any Environmental Law, (b) the Company and each of its Subsidiaries possess and are, and have been since October 1, 2018, in compliance with all Permits required under Environmental Laws for the operation of their respective businesses (“Environmental Permits”), (c) there is no Action under or pursuant to any Environmental Law or Environmental Permit that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and (d) neither the Company nor any of its Subsidiaries is subject to any Judgment imposed by any Governmental Authority under which there are outstanding obligations on the part of the Company or its Subsidiaries arising under Environmental Laws.

SECTION 3.13.  Intellectual Property.  (a)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries own all of the Registered Company Intellectual Property, free and clear of all Liens (other than Permitted Liens), and (ii) all of the Registered Company Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted; provided that nothing in this Section 3.13(b) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Intellectual Property, which is the subject of Section 3.13(d).

(c)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no claims are pending or, to the Knowledge of the Company, threatened, and since January 1, 2021, the Company has not received any written notice or claim, in each case, (i) challenging the ownership, validity, enforceability or use by the Company or any of its Subsidiaries of any Intellectual Property owned by the Company or any of its Subsidiaries or (ii) alleging that the Company or any of its Subsidiaries are infringing, misappropriating or otherwise violating the Intellectual Property of any other Person.

(d)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2019, (i) to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or a Subsidiary of the Company and (ii) the operation of the business of the Company and its Subsidiaries as currently conducted is not violating, misappropriating or infringing the Intellectual Property of any other Person.

(e)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries are, and at all times since January 1, 2019, have been in compliance in all material respects with all applicable Laws and written contractual requirements pertaining to data protection or the privacy, security, collection, use and disclosure of Personally Identifiable Information and (ii) to the Knowledge of the Company, at no time since January 1, 2019 has there been any material unauthorized access, use, loss or disclosure of any Personally Identifiable Information owned, used, maintained or controlled by or on behalf of the Company or any of its Subsidiaries, including any unauthorized access, use or disclosure of Personally Identifiable Information that would constitute a breach for which notification to any Person is required under any applicable privacy Laws or written contracts to which the Company or any of its Subsidiaries is a party.

(f)  The Company and its Subsidiaries have taken commercially reasonable steps to maintain and protect the integrity and operation of their information technology systems, computers, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment (the “IT Systems”).  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there has been no actual or alleged security breach or material unauthorized access to or use of any of the Company’s or its Subsidiaries’ IT Systems by any other Person.

SECTION 3.14.  No Rights Agreement; Anti-Takeover Provisions.  (a)  The Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

(b)  Assuming the accuracy of the representations and warranties set forth in Section 4.11, as a result of the approval by the Board of Directors of the Company referred to in Section 3.03(b), no “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to the Company with respect to this Agreement or the Transactions.

SECTION 3.15.  Property.  Section 3.15(a)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all material real property owned by the Company and its Subsidiaries (the “Owned Real Property”).  Section 3.15(a)(ii) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property leased by the Company and its Subsidiaries with base annual rents in excess of $1.5 million (the “Leased Real Property”) (the Leased Real Property, together with the Owned Real Property, collectively referred to as the “Real Property”).  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company or one of its Subsidiaries has good and valid fee simple title to the Owned Real Property free and clear of all Liens (other than Permitted Liens), (b) the

Company or one of its Subsidiaries has a good and valid leasehold interest in each Leased Real Property free and clear of all Liens (other than Permitted Liens), and (c) the improvements owned or leased by the Company and its Subsidiaries and located on any parcel of Real Property are structurally sound, in good working order and repair and free from defects, ordinary wear and tear excepted.

SECTION 3.16.  Contracts.  (a)  Section 3.16(a) of the Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement.  For purposes of this Agreement, “Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound, but excluding any Company Plans, that:

(i) is or would be required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) governs the formation, creation, governance, economics or control of any joint venture, partnership or other similar arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole, other than with respect to any partnership that is wholly owned by the Company or any of its wholly owned Subsidiaries;

(iii) provides for Indebtedness for borrowed money or capital leases of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $10 million, other than (A) Indebtedness solely between or among any of the Company and any of its wholly owned Subsidiaries or (B) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business;

(iv) relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $10 million (A) that was entered into after January 1, 2021 or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $10 million after the date hereof (in each case, excluding acquisitions or dispositions of supplies, inventory, merchandise, equipment or products in the ordinary course of business or the disposition of assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries);

(v) is with a supplier of equipment, consumables, products, raw materials or any component, or any services used in the Proprietary Company Products, that (A) imposes a minimum purchase order and (B) involved payments in excess of $10 million in the twelve (12) months ended December 31, 2021 or that involved payments in excess of $7.5 million in the nine (9) months ended September 30, 2022;

(vi) (A) is material to the Company, (B) has as a counterparty any Governmental Authority and (C) involved payments in excess of $10 million in the twelve (12) months ended December 31, 2021;

(vii) that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or Company Subsidiary Securities of any Subsidiary of the Company, the pledging of the capital stock or other equity interests of the Company or any Subsidiary of the Company or prohibits the issuance of any guaranty by the Company or any Subsidiary of the Company, in each case other than Indebtedness for borrowed money of any non-U.S. Subsidiary of the Company having an outstanding or committed amount of less than $10 million;

(viii) is with any distributor or any other reseller or sales representative involving sales in excess of $10 million during the fiscal year ended December 31, 2021, in each case that provides exclusivity rights to any third party; or

(ix) is material to the Company and its Subsidiaries, taken as a whole, and contains provisions that prohibit in a material respect the Company or any of its Affiliates from competing in or conducting any line of business or grants a right of exclusivity to any Person that prevents the Company or any of its Affiliates from entering any geographic territory, market or field or freely engaging in business anywhere in the world or from developing, selling, supplying, distributing, offering, supporting or servicing any product or technology, other than (A) Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on less than 90 days’ notice without payment by the Company or any of its Subsidiaries of any material penalty and (B) distribution or customer Contracts entered into in the ordinary course of business granting exclusive rights to sell or distribute certain of the Company’s products.

(b)  Except with respect to any Contract that has previously expired in accordance with its terms, been terminated, restated or replaced, (i) subject to the Bankruptcy and Equity Exception, each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by them under each Material Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries has received written notice of the existence of any breach or default on the part of the Company or any of its Subsidiaries under any Material Contract, except where such default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and

(iv) there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any counterparty under any Material Contract, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company has made available to Parent an accurate and complete copy of each Material Contract.

SECTION 3.17.  Insurance.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries and (b) all such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof, no written notice of cancelation or modification has been received other than in connection with ordinary renewals, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

SECTION 3.18.  Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of Goldman Sachs & Co. LLC (“Goldman Sachs”), to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of shares of Company Common Stock is fair from a financial point of view to such holders.  It is agreed and understood that such opinion is for the benefit of the Board of Directors of the Company and may not be relied on by Parent or Merger Sub.

SECTION 3.19.  Finders or Brokers.  No broker, investment banker, financial advisor or finder, other than Goldman Sachs, the fees and expenses of which will be paid by the Company, is entitled to any fee or commission in connection with the Merger Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  Prior to the date hereof, the Company has made available to Parent a true and correct copy of the engagement letter with Goldman Sachs.

SECTION 3.20.  Customers and Suppliers.  Since January 1, 2021, neither the Company nor any of its Subsidiaries has received, from any Top Customer or Top Supplier written communications (a) terminating, not renewing or materially reducing (or stating the intent to terminate, not renew or materially reduce), or materially altering the terms (or stating the intent to materially alter the terms) of such Top Customer’s or Top Supplier’s relationship with the Company or its applicable Subsidiary or (b) indicating a material breach of the terms of any Contracts with such Top Customer or Top Supplier, in each case of clauses (a) and (b), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.21.  No Other Representations or Warranties.  Except for the express representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes or has made any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing, and each of Parent Merger Sub acknowledges the foregoing.  In particular, and without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or (b) except for the express representations and warranties made by the Company in this Article III, any oral, written, video, electronic or other information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company, except as set forth in the confidential disclosure letter delivered by Parent and Merger Sub to the Company concurrently with or prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Article IV of this Agreement to which it corresponds in number and each other section or subsection of this Article IV of this Agreement to the extent that it is reasonably apparent based on the content of such disclosure that such information, item or matter is relevant to such other section or subsection):

SECTION 4.01.  Organization; Standing.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin and Merger Sub is a corporation duly incorporated, validly existing under the laws of the State of Delaware and is in good standing with the Secretary of State.  Each of Parent and Merger Sub has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, bylaws or comparable governing documents, each as amended to the date of this Agreement.

SECTION 4.02.  Authority; Noncontravention.  (a)  Each of Parent and Merger Sub has all necessary corporate power and corporate authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The Board of Directors of Parent has duly adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn.  The Board of Directors of Merger Sub has adopted resolutions (i) authorizing, approving and declaring advisable and in the best interests of Merger Sub and its sole stockholder, the Merger and the execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the Transactions and (ii) directing that Merger Sub submit the adoption of this Agreement to a vote at a meeting or by unanimous written consent of Merger Sub’s stockholder, which resolutions have not been subsequently rescinded, modified or withdrawn.  No vote of holders of capital stock of Parent is necessary to approve this Agreement or the consummation by Parent and Merger Sub of the Merger and the other Transactions. Parent, as the sole stockholder of Merger Sub, will approve this Agreement and the Transactions (which approval shall be provided for by written consent of Parent) immediately following simultaneously with the execution and delivery of this Agreement.  Except as expressly set forth in this Section 4.02(a), no other corporate action (including any stockholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.  No Takeover Laws apply or will apply to Parent or Merger Sub with respect to this Agreement or the Transactions.

(b)  Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation, bylaws or other comparable charter or organizational documents of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.03 are obtained prior to the Effective Time and the filings referred to in Section 4.03 are made and any waiting periods with respect to such filings have terminated or expired prior to the Effective Time, (x) violate any Law or Judgment applicable to Parent, Merger Sub or any of their respective Subsidiaries or (y) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or accelerate Parent’s, Merger Sub’s or any of their respective Subsidiaries’, if applicable, obligations under any such Contract, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.03.  Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Proxy Statement, (b) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and the filing of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business and (c) filings required under, and compliance with other applicable requirements of, the HSR Act and any other Antitrust Laws and Investment Screening Laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Neither Parent nor any of its Affiliates is subject to any undertaking, requirement or obligation to obtain prior approval from, or submit a notification or otherwise provide prior notice to, the FTC or the DOJ in connection with the Transactions (other than the requirements of the HSR Act).

SECTION 4.04.  Ownership and Operations of Merger Sub.  Parent or a wholly owned direct or indirect Subsidiary of Parent owns beneficially and of record all of the outstanding shares of Merger Sub, free and clear of all Liens.  Merger Sub was formed solely for the purpose of engaging in the Transactions, has no liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.

SECTION 4.05.  Financing.  At the Closing, assuming the funding of the Debt Financing in accordance with the Debt Commitment Letter and after giving effect to any “flex” provision in the Debt Commitment Letter or the related fee letters (including with respect to fees and original issue discount), Parent will have immediately available funds in an amount as is necessary to consummate the Transactions, including the payment by Parent, Merger Sub and the Surviving Corporation of the aggregate amount of the Merger Consideration, other amounts payable pursuant to Article II (including all amounts payable in respect of Company Stock Options, Company Restricted Shares and Company RSUs under this Agreement), any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation and any other amounts, including Indebtedness of the Company and its Subsidiaries, required to be paid in connection with, or as a result of, the consummation of the Transactions (the “Required Amount”).  As of the date hereof, Parent has delivered to the Company (a) a correct and complete fully executed copy of the debt commitment letter, dated as of even date herewith, including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (as may be amended or modified in accordance with the terms hereof, the “Debt Commitment Letter”) and (b) a copy of any fee letters related to the Debt Commitment Letter (the “Fee Letters” and, together with the Debt Commitment Letter, the “Financing Letters”) (which may be redacted to remove the fee amounts, economic terms and the terms of any “flex” provisions that are customarily redacted in transactions of this type, none of which redactions covers terms that reduce the amount of the Debt Financing below the Required Amount or adversely affect the conditionality, enforceability, termination or availability of the Debt Financing).  Pursuant to, and subject to the terms and conditions of, the Debt Commitment Letter, the lender thereunder has committed to lend the amounts set forth therein for the purposes set forth in such Debt Commitment Letter (the “Debt Financing”).  As of the date hereof, neither the Debt Commitment Letter nor any Fee Letter has been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, no amendment, restatement or other modification is contemplated and the respective commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement (in each case, other than to add lenders, financial institutions, lead arrangers, bookrunners, syndication agents or other similar entities in a manner contemplated by the Debt Commitment Letter).  As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each of the other parties thereto, enforceable in accordance with its terms against Parent and, to the Knowledge of Parent, each of the other parties thereto, subject to the

Bankruptcy and Equity Exception.  There are no conditions precedent to the obligation to make the Debt Financing available to Parent pursuant to the Debt Commitment Letter, other than as expressly set forth in the Debt Commitment Letter. Assuming the satisfaction of the conditions set forth in Section 6.01 and 6.02, the net proceeds of the Debt Financing will, in the aggregate and together with any cash or other funds available to Parent and Merger Sub, be sufficient (after netting out any fees, original issue discount, expenses and similar premiums and charges payable pursuant to the Financing Letters, including after giving effect to the maximum amount of any “flex” provisions) for the payment of the Required Amount.  As of the date of this Agreement, (i) no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach or result in a failure to satisfy a condition precedent, in each case, on the part of Parent or, to the Knowledge of Parent, any other parties thereto under any term or condition of the Debt Commitment Letter, and (ii) assuming the satisfaction or waiver of the conditions set forth in Section 6.01 and Section 6.02 and taking into account the Marketing Period, Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing or any other funds necessary to pay the Required Amount will not be available to Parent on the Closing Date. Parent has fully paid (or caused to be paid) all commitment fees or other fees to the extent required to be paid on or prior to the date of this Agreement in connection with the Debt Financing.  Except for the Fee Letters and customary engagement letters with respect to the Debt Financing (none of which reduces the amount of the Debt Financing below the Required Amount or adversely affects the conditionality, enforceability, termination or availability of the Debt Financing), as of the date hereof, there are no side letters or other agreements, contracts or arrangements of any kind relating to the Debt Commitment Letter to which Parent or any of its Affiliates is a party, other than as expressly set forth in the Financing Letters.

SECTION 4.06.  Certain Arrangements.  As of the date hereof, there are no Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) between Parent, Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or Board of Directors or any beneficial owner of shares of Company Common Stock, on the other hand, that relate in any way to post-Closing employment or equity rollovers.  There are no Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) pursuant to which any stockholder of the Company would be entitled to receive value or consideration (excluding, for the avoidance of doubt, compensation for continuing employment and similar arrangements) of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or the Merger or agrees to vote against or otherwise oppose any Superior Proposal.

SECTION 4.07.  Finders or Brokers.  No broker, investment banker, financial advisor or finder is entitled to any fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose fees and commissions will be paid by Parent.

SECTION 4.08.  No Other Company Representations or Warranties.  Parent and Merger Sub each acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.  Except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub hereby acknowledge that none of the Company, any of its Subsidiaries or any other Person (a) has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any oral, written, video, electronic or other information provided or made available to Parent, Merger Sub or any of their respective Representatives or any oral, written, video, electronic or other information developed by Parent, Merger Sub or any of their respective Representatives or (b) will have or be subject to any liability or indemnification obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Representatives (in any form whatsoever and through any medium whatsoever), or the use by Parent, Merger Sub or any of their respective Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material developed by or provided or made available to Parent, Merger Sub or any of their respective Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in anticipation or contemplation of any of the Transactions.  Parent, on behalf of itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.  Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that it has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and, in making its determination to proceed with the Transactions, each of Parent, Merger Sub and their respective Affiliates and Representatives have relied on the results of their own independent investigation and have not relied on any express or implied representations or warranties other than those expressly set forth in Article III.

SECTION 4.09.  Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement (including any amendments or supplements thereto) will, at the time the Proxy Statement (or any amendment or supplement thereto) is first sent or given to the stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference in the Proxy Statement (or any amendment or supplement thereto) based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference therein.

SECTION 4.10.  Legal Proceedings.  As of the date hereof, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of Parent and Merger Sub, there is no (a) pending or threatened Action against Parent or Merger Sub or any of their respective Affiliates or (b) Judgment imposed upon or affecting Parent or Merger Sub or any of their respective Affiliates, in each case, by or before any Governmental Authority.

SECTION 4.11.  Ownership of Company Common Stock.  None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or has been at any time during the last three years, an “interested stockholder” of the Company subject to the restrictions on “business combinations” (in each case, as such quoted terms are defined under Section 203 of the DGCL) set forth in Section 203(a) of the DGCL.  None of Parent, Merger Sub or any of their controlled Affiliates owns any shares of Company Common Stock.

ARTICLE V

Additional Covenants and Agreements

SECTION 5.01.  Conduct of Business.

(a)  Except as required by applicable Law, Judgment or a Governmental Authority, as expressly contemplated or required by this Agreement or as set forth in Section 5.01(a) of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), (i) the Company shall, and shall cause each of its Subsidiaries to, use its and their commercially reasonable efforts to carry on its business in all material respects in the ordinary course of business and (ii) to the extent consistent with the foregoing, the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to (A) preserve its and each of its Subsidiaries’ business organizations substantially intact, (B) preserve its material assets and properties in good repair and condition (ordinary wear and tear excepted) and (C) preserve in all material respects its current relationships with customers, suppliers, distributors and other Persons with which it has material business relations; provided that no action by the Company or any of its Subsidiaries with respect to matters specifically addressed by Section 5.01(b) shall be deemed to be a breach of this Section 5.01(a) unless such action would constitute a breach of Section 5.01(b).

(b)  Except as required by applicable Law, Judgment or a Governmental Authority, as expressly required or permitted by this Agreement or as set forth in Section 5.01(b) of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall not, and shall not permit any of its Subsidiaries to:

(i)  (A) other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries with respect to any Company Subsidiary Securities, in each case, that is not reasonably expected to adversely affect Parent or the consummation of the Transactions, issue, sell, dispose of, pledge or encumber (except in the case of Permitted Liens described in clauses (i)-(viii) of the definition thereof), or grant any Company Securities or

Company Subsidiary Securities or Company Voting Debt; provided that the Company may issue or grant shares of Company Common Stock or other securities (1) under Company Plans in effect on the date of this Agreement or adopted, established, entered into or amended after the date of this Agreement not in violation of this Agreement but only as set forth on Section 5.01(b)(i)(A) of the Company Disclosure Letter or (2) as required pursuant to equity awards or obligations under the Company Plans outstanding on the date of this Agreement or granted after the date of this Agreement in accordance with Section 5.01(b)(i)(A)(1), (B) other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries with respect to Company Subsidiary Securities, in each case, that is not reasonably expected to adversely affect Parent or the consummation of the Transactions, redeem, purchase or otherwise acquire any outstanding Company Securities or Company Subsidiary Securities (other than pursuant to the cashless exercise of Company Stock Options or the forfeiture of, or withholding of Taxes with respect to, Company Stock Options, Company Restricted Shares or Company RSUs), (C) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any Company Securities or Company Subsidiary Securities (other than dividends or distributions by a wholly owned Subsidiary of the Company to another wholly owned Subsidiary of the Company or to the Company), provided that the Company may (1) declare and pay regular quarterly cash dividends in respect of shares of Company Common Stock consistent with past practice in an amount equal to $0.09 per share per quarter with record dates and payment dates consistent with past practice and (2) continue to accrue and pay dividend equivalents with respect to awards under the Company Stock Plans or any similar Company Plan as expressly required by the awards, or (D) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests, except for any such transaction by a wholly owned Subsidiary of the Company, which remains a wholly owned Subsidiary after consummation of such transaction, that is not reasonably expected to adversely affect Parent or the consummation of the Transactions;

(ii)  incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any such indebtedness or any debt securities of another Person or enter into any “keep well” or other similar agreement to maintain any financial condition of another Person (collectively, “Indebtedness”), except for (A) intercompany Indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, (C) Indebtedness incurred under the Credit Agreement in effect as of the date hereof in the ordinary course of business and not in excess of $75 million in the aggregate, (D) Indebtedness incurred in connection with the renewal, extension or refinancing of any Indebtedness existing on the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder, provided that no such Indebtedness shall include terms that are substantially less favorable with respect to prepayment than the Indebtedness being so renewed, extended or refinanced and (E) other Indebtedness in an aggregate principal amount not to exceed $25 million;

(iii)  enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business;

(iv)  make any loans, capital contributions or advances to any Person other than (A) to the Company or any wholly owned Subsidiary of the Company or among the Company’s wholly owned subsidiaries, (B) pursuant to Section 5.01(b)(viii) or (C) in the ordinary course of business and in the aggregate not to exceed $5 million;

(v)  sell, lease, exchange, transfer or otherwise dispose of, in a single transaction or series of related transactions, any of its properties or assets, except (A) dispositions of supplies, inventory, merchandise, equipment and products in the ordinary course of business and dispositions of obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (B) transfers among the Company and its wholly owned Subsidiaries and among the Company’s wholly owned Subsidiaries in the ordinary course of business, (C) voluntary terminations or surrenders of leases or subleases of real property in the ordinary course of business, at the expiration of their term or without default pursuant to the terms thereof, (D) other sales, leases and dispositions of assets in the ordinary course of business and (E) other sales, leases or dispositions of properties or assets for consideration not to exceed $5 million individually or $15 million in the aggregate;

(vi)  sell, lease, transfer, license or otherwise dispose of any material rights under or with respect to any material Intellectual Property other than non-exclusive licenses granted in the ordinary course of business;

(vii)  make capital expenditures for property, plant and equipment outside the ordinary course of business, except for those (A) that are made in accordance with the Company’s plan that was previously made available to Parent, (B) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (whether or not covered by insurance) or to otherwise maintain the safety and integrity of facilities, properties or assets or (C) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (C) not to exceed $25 million in the aggregate;

(viii)  except as permitted under Section 5.01(b)(vii), make any acquisition (including by merger) of any Person, the capital stock or equity securities thereof or a material portion of the assets thereof except any acquisition of (A) inventory or equipment in the ordinary course of business and (B) other assets or equity securities that have a fair market value not in excess of $75 million in the aggregate;

(ix)  except as required pursuant to the terms of any Company Plan or CBA, in each case, in effect on the date of this Agreement or adopted, established, entered into or amended after the date of this Agreement in accordance with the terms of this Agreement, (A) increase the compensation or benefits of any current or former director, officer or employee (1) whose annual base salary as of the date hereof is in excess of $250,000 or (2) whose annual base salary or annual wages as of the date hereof is equal to or less than $250,000 other than, in the case of this clause (2), the annual increases of base salary or wages, as applicable, or short-term cash incentive target opportunity in the ordinary course of business consistent with past practice (provided that in no event shall (I) the aggregate value of such ordinary course increases exceed 10% of the aggregate value of such compensation as of the date hereof and (II) the value of such ordinary course increase with respect to any individual exceed 25% of such individual’s base salary, wages or short-term cash incentive target opportunity, as applicable, as of the date hereof), (B) establish, adopt, modify, enter into or amend or terminate any Company Plan, (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation or other compensation or benefit, (D) fail to timely make any required contributions or provide any discretionary benefits under any Company Plan, (E) accelerate the funding of any Company Plan, (F) hire or terminate the employment, or enter into or modify the contractual relationship of, any director, officer or employee (1) whose annual base salary as of the date hereof is in excess of $250,000 or (2) whose annual base salary as of the date hereof is equal to or less than $250,000 other than, in the case of this clause (2), modifications as permitted by clause (A)(2) above and hires of individuals to replace departing employees, provided that the compensation and benefits of any such new hire are substantially similar to those provided to the departing employee and the base salary of such new hire does not exceed $250,000 per annum, or (G) promise, grant or enter into (or amend or modify) any severance, change of control or retention agreement or arrangement or pay or promise any transaction bonus or retention payment;

(x)  enter into, amend or modify any union recognition agreement, CBA or similar agreement with any trade union or representative body of the Company or any of its Subsidiaries, or enter into negotiations regarding any such agreement or establish or recognize any labor union, labor organization, works council or other staff representative body;

(xi)  make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required (A) by GAAP (or any interpretation thereof), (B) by any applicable Law, including Regulation S‑X under the Securities Act, or (C) by any Governmental Authority (including the Financial Accounting Standards Board or any similar organization);

(xii)  (A) fail to file any material Tax Return when due (after giving effect to any properly obtained extensions of time in which to make such filings), (B) prepare or file any material Tax Return inconsistent with past practice in any material respect, or (C) settle or compromise any material Tax liability or refund, file any amended

Tax Return involving a material amount of Taxes, or waive or extend the statute of limitations in respect of a material amount of Taxes;

(xiii)  amend the Company Charter Documents or amend in any material respect (or in any respect that would reasonably be expected to adversely affect Parent or the consummation of the Transactions) the comparable organizational documents of any Subsidiary of the Company, except as required in connection with any matters permitted under Section 5.01(b)(xviii);

(xiv)  grant any Lien (other than Permitted Liens) on any of its material assets other than (A) to secure Indebtedness and other obligations in existence at the date of this Agreement or permitted under Section 5.01(b)(ii) or (B) to the Company or to a wholly owned Subsidiary of the Company;

(xv)  settle any pending or threatened Action against the Company or any of its Subsidiaries, other than settlements of any pending or threatened Action consistent with past practice, provided that no such settlement provides for payment in cash in excess of $5 million individually or $25 million in the aggregate, after taking into account any amounts that are reasonably expected to be paid under insurance policies or indemnification agreements; provided that (1) any such settlement does not include the admission of wrongdoing by the Company or any of its Subsidiaries or any of their respective officers or directors and (2) no settlement of any pending or threatened Action may (I) involve any material injunctive or equitable relief, or impose material restrictions, on the business activities of the Company or any of its Subsidiaries or (II) result in any material changes in business practices of the Company or any of its Subsidiaries;

(xvi)  effectuate a “plant closing” or “mass layoff,” as those terms are defined in WARN (or any equivalent provisions under applicable Law);

(xvii)  except as permitted under Section 5.01(b)(viii), enter into any material joint venture or partnership;

(xviii)  adopt a plan or arrangement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization, in each case, other than a merger or consolidation of a wholly owned Subsidiary of the Company into another wholly owned Subsidiary of the Company that would not reasonably be expected to adversely affect Parent or the consummation of the Transactions; or

(xix)  authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c)  Except as expressly contemplated by this Agreement or as required by applicable Law, Judgment or a Governmental Authority, during the period from the date of this Agreement to the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), neither Parent nor Merger Sub shall, without the prior written consent of the Company, (i) take any action that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI to not be satisfied, (ii) take any action in either case the result of which would reasonably be expected to materially impair or materially delay the consummation of the Transactions or (iii) authorize any of, or commit or agree, in writing or otherwise, to take any of the foregoing actions.

(d)  Notwithstanding anything to the contrary set forth in this Section 5.01, the Company and its Subsidiaries may take such actions as the Company deems in good faith to be necessary in connection with COVID-19 or COVID-19 Measures; provided that, to the extent reasonably practicable, the Company shall consult with Parent prior to taking any such action.

(e)  Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.  Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 5.02.  Solicitation; Change in Recommendation.

(a)  Except as permitted by this Section 5.02, the Company shall and shall cause each of its Subsidiaries and its and their respective officers and directors to, and shall instruct and use its reasonable best efforts to cause its other Representatives retained by it and acting on its behalf to, (i) immediately cease and cause to be terminated any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to a Takeover Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Takeover Proposal and (ii) no later than three business days after the execution of this Agreement, request from each Person that has executed a confidentiality agreement in connection with a potential Takeover Proposal that remains in effect the prompt return or destruction of all confidential information previously made available by or on behalf of the Company.  From the date hereof until the Effective Time (or, if earlier, the termination of this Agreement in accordance with Article VII), except as permitted by this Section 5.02, the Company shall not, and shall cause its Subsidiaries and its and their respective officers and directors not to, and shall instruct and use its reasonable best efforts to cause its other Representatives retained by it and acting on its behalf not to, directly or indirectly, (A) initiate, solicit or knowingly encourage, knowingly induce or knowingly facilitate (including by way of furnishing non-public information) the making, submission or announcement of any Takeover Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Takeover Proposal, (B) make available any information regarding the Company or any of its Subsidiaries to any Person (other than Parent and Parent’s or the Company’s Representatives acting in their capacity as such) in connection with or in response to a Takeover Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Takeover Proposal, (C) engage in, continue or otherwise participate in any discussions or negotiations regarding any Takeover Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Takeover Proposal (except to notify any Person of the provisions of this Section 5.02) or (D) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar Contract providing for, relating to or in connection with any

Takeover Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 5.02(b)).

(b)  Notwithstanding anything contained in Section 5.02(a) or any other provision of this Agreement to the contrary, if at any time on or after the date hereof and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a Takeover Proposal that did not result from a breach of Section 5.02(a), (i) the Company and its Representatives may contact in writing (in each case, with a copy to Parent promptly thereafter (and in any event within 24 hours)) such Person or group of Persons making the Takeover Proposal or its or their Representatives to clarify the terms and conditions thereof (but not, for the avoidance of doubt, to negotiate the terms of such Takeover Proposal) or to request that any Takeover Proposal made orally be made in writing or to notify such Person or group of Persons or its or their Representatives of the provisions of this Section 5.02 and (ii) if the Board of Directors of the Company or any duly authorized committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then, prior to obtaining the Company Stockholder Approval, the Company and any of its Representatives may (A) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives and financing sources; provided that the Company shall promptly (and in any event within 24 hours) provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal and its or their Representatives and financing sources and otherwise cooperate with, assist or participate in, or facilitate, any such discussions or negotiations.

(c)  Prior to obtaining the Company Stockholder Approval, the Company shall promptly (and in any event within 24 hours) notify Parent in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Takeover Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Takeover Proposal and shall disclose to Parent the material terms and conditions of any such Takeover Proposal and the identity of the Person or group of Persons making such Takeover Proposal, inquiry, proposal or offer.  The Company shall keep Parent reasonably informed on a reasonably current basis of the status of, and any material changes (it being understood and agreed that any change to the consideration payable to the stockholders of the Company in connection with such proposal is material) in, any such Takeover Proposal, inquiry, proposal or offer, including by providing Parent with copies of all written proposals or offers received in connection therewith and any drafts of agreements or term sheets or similar documents (including financing commitments or arrangements) if they contain material terms related to such Takeover Proposal, inquiry, proposal or offer, in each case, exchanged between the Company or any of its Subsidiaries or its or their Representatives, on the one hand, and the Person or group making such Takeover Proposal, inquiry, proposal or offer, or any of their respective Representatives, on the other hand.  For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02(c) will be subject to the terms of the Confidentiality Agreement.

(d)  Neither the Board of Directors of the Company nor any duly authorized committee thereof (nor, in the case of clause (i)(B), (i)(C) or (i)(D), any committee thereof) shall, directly or indirectly, (i) (A) withhold, fail to make, or fail to include in the Proxy Statement, the Company Board Recommendation or publicly propose to withhold the Company Board Recommendation, (B) withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the Company Board Recommendation, (C) recommend the approval or adoption of, or approve or adopt, or submit to the vote of any securityholders of the Company, or publicly propose to recommend, approve or adopt or submit, any Takeover Proposal or (D) publicly agree or propose to take any such actions (it being understood that the Board of Directors of the Company or any duly authorized committee thereof may, and may cause the Company to (1) make a customary “stop, look and listen” communication, (2) elect to take no position with respect to a tender offer or exchange offer that is a Takeover Proposal prior to the 10th business day after the commencement of such tender offer or exchange offer, pursuant to Rule 14e-2 under the Exchange Act, and such failure shall not, in and of itself, be deemed an Adverse Recommendation Change, and (3) if the Board of Directors of the Company has made the determination contemplated by Section 5.02(b) with respect to a Takeover Proposal in accordance with the terms of this Section 5.02 and the Company determines that failing to publicly disclose such determination would be reasonably likely to be inconsistent with the directors’ exercise of their duties to the Company or its stockholders under applicable Law, disclose that the Board of Directors of the Company or any duly authorized committee thereof has determined that a Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal (so long as such public disclosure expressly states that the Company Board of Directors does not recommend, approve or endorse such Takeover Proposal) and any material facts and circumstances relating to such Takeover Proposal and such determination) (any action described in this clause (i), other than the actions in clauses (1), (2) and (3) in the parenthetical of the foregoing clause (D), being referred to as an “Adverse Recommendation Change”), (ii) execute or enter into (or cause or permit the Company or any of its Subsidiaries to execute or enter into) any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement providing for or relating to a Takeover Proposal, other than any Acceptable Confidentiality Agreement or (iii) take any action to make the provisions of any Takeover Law or any restrictive provision of any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Company, inapplicable to any transactions contemplated by an Takeover Proposal (including approving any transaction under the DGCL).

(e)  Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to obtaining the Company Stockholder Approval, but not after, the Board of Directors of the Company or any duly authorized committee thereof may (i) make an Adverse Recommendation Change in response to an Intervening Event or (ii) if the Company has received a bona fide Takeover Proposal that constitutes a Superior Proposal and did not result from a breach of Section 5.02(a) and the Company has complied in all material respects with this Section 5.02 in relation to such Takeover Proposal, make an Adverse Recommendation Change and/or approve and cause the Company to enter into a definitive agreement to effect such Takeover Proposal and terminate this Agreement pursuant to Section 7.01(d)(ii), if the

Board of Directors of the Company or any duly authorized committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (A) in the case of clause (i) where the Adverse Recommendation Change is made in response to an Intervening Event, failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (B) in the case of clause (ii) where such Takeover Proposal constitutes a Superior Proposal, failure to make such Adverse Recommendation Change and/or terminate this Agreement and enter into a definitive agreement to effect such Superior Proposal would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law (it being understood and agreed that if the Company has received such a Superior Proposal, the Board of Directors of the Company made the determination described in this clause (B) and the Board of Directors of the Company concludes that the failure to publicly disclose such determination would be reasonably likely to be inconsistent with the directors’ exercise of their duties to the Company or its stockholders under applicable Law, then such public disclosure shall not, in and of itself, be deemed an Adverse Recommendation Change if following the Negotiation Period, the Board of Directors of the Company determines that the Superior Proposal no longer constitutes a Superior Proposal and promptly (and in any event within one business day) following such determination, the Board of Directors of the Company releases a public announcement that (1) states that the Superior Proposal no longer constitutes a Superior Proposal and (2) confirms its recommendation of this Agreement, as amended to give effect to the binding changes proposed by Parent, to the extent applicable, and the Transactions); provided, however, that the Board of Directors of the Company or any duly authorized committee thereof shall not, and shall cause the Company not to, take any action set forth in clause (i) or clause (ii), unless (I) the Company has given Parent at least three business days’ prior written notice of its intention to take such action (which notice shall specify, as applicable, the Intervening Event and the reason for such Adverse Recommendation Change or the identity of the party making such Superior Proposal and the terms and conditions thereof (including a copy of any proposed definitive agreements between the Company and the party making such Superior Proposal and a copy of any financing commitments or arrangements provided to the Company by the party making such Superior Proposal, in each case to be entered into in connection with such Superior Proposal)), (II) during the three business days after the date of receipt by Parent of such notice (the “Negotiation Period”), the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such Negotiation Period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement and the Debt Commitment Letter such that it would cause such Superior Proposal to no longer constitute a Superior Proposal or such that the Intervening Event no longer requires an Adverse Recommendation Change, as applicable, and (III) following the end of such Negotiation Period, the Board of Directors of the Company or any duly authorized committee thereof shall have considered in good faith such binding offer, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if the revisions proposed in such binding offer were to be given effect or such Intervening Event continues to require an Adverse Recommendation Change, as applicable; provided, however, that if during the Negotiation Period any revisions are made to the Superior Proposal and such revisions are material (it being understood and agreed that any change to the consideration payable to the stockholders of the Company in connection with such proposal is material), the Company shall deliver a new notice to Parent and shall comply with the requirements of this Section 5.02(e)

with respect to such new notice except that the references to three business days will be deemed to be two business days.

(f)  Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or any duly authorized committee thereof from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law or if the Board of Directors of the Company or any duly authorized committee thereof determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors of the Company or any duly authorized committee thereof to make such disclosure would be reasonably likely to be inconsistent with the directors’ exercise of their duties to the Company or its stockholders under applicable Law; provided, however, that neither the Company nor the Board of Directors of the Company (or any duly authorized committee thereof) shall, except as expressly permitted by Section 5.02(e), effect an Adverse Recommendation Change.

(g)  As used in this Agreement, “Acceptable Confidentiality Agreement” means (i) any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions or otherwise restrict the making of or amendment or modification to Takeover Proposals, or (ii) any confidentiality agreement entered into prior to the date of this Agreement, it being understood that the Company, in its sole discretion, shall be entitled to waive or release any preexisting explicit or implicit standstill provisions or similar agreements with any Person or group of Persons.

(h)  As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any duly authorized committee thereof) or assets generating 20% or more of the consolidated revenues or net income of the Company and its Subsidiaries on a consolidated basis (as determined in good faith by the Board of Directors of the Company or any duly authorized committee thereof), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (ii) acquisition of 20% or more of the outstanding shares of Company Common Stock or other voting securities of the Company, (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Company Common Stock or other voting securities of the Company or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any duly authorized committee thereof) or 20% or more of the aggregate voting power of the Company or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity; provided, however, that this Agreement and the Merger Transactions shall not be deemed a Takeover Proposal.

(i)  As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal that the Board of Directors of the Company or any duly authorized committee thereof has determined in its good faith judgment (after consultation with outside counsel and financial advisor) (i) would be more favorable from a financial point of view to the Company’s stockholders than the Merger Transactions, taking into account all the terms and conditions of such proposal and this Agreement (including any changes proposed by Parent to the terms of this Agreement and the potential time delays and other risks to consummation associated with such offer) and (ii) is reasonably capable of being completed, taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of this Agreement; provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.

(j)  The Confidentiality Agreement is hereby amended as follows:  the Company consents to any Financing Source constituting Parent’s “Representative” (as defined in the Confidentiality Agreement).

SECTION 5.03.  Efforts.  (a)  Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, as promptly as reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, declarations, submissions of information, applications, reports and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any Action brought by any Person (including any Governmental Authority) or any Judgment that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, declarations, submissions of information, applications, reports and other documents, approvals, consents, registrations, permits, authorizations and other confirmations or matters relating to Antitrust Laws or Investment Screening Laws, which are dealt with in Sections 5.03(c) and (d) below. Notwithstanding the foregoing, nothing in this Section 5.03(a) shall require any party to make any concessions (as opposed to those matters dealt with in Sections 5.03(c) and (d) below, which are not the subject of this Section 5.03(a)).

(b)  In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(c)  In furtherance and not in limitation of the foregoing, each of the parties hereto shall (i) make, or cause to be made, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions (which shall request the early termination of any waiting period applicable to the Transactions under the HSR Act) as promptly as reasonably practicable following the date of this Agreement, and in any event within 10 business days following the date hereof, (ii) file, or make initial contact, with the relevant agency, as required under the applicable foreign Antitrust Laws that are Other Regulatory Approvals in connection with the Merger Transactions, as promptly as reasonably practicable and in any event by the first business day after the 30th calendar day following the date hereof and make the filings required with respect to any such foreign Antitrust Laws that are Other Regulatory Approvals as promptly as reasonably practicable after making such initial contact, (iii) prepare and file the initial notifications required under Investment Screening Laws that are Other Regulatory Approvals in connection with the Merger Transactions as promptly as reasonably practicable and in any event by the first business day after the 45th calendar day following the date hereof, or earlier if legally required, and (iv) supply as promptly as reasonably practicable any additional information and documentary material that may be requested by the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority pursuant to any Antitrust Law, Investment Screening Law or Law with respect to a Required Approval. Each of the parties shall, as promptly as reasonably practicable, take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws or Investment Screening Laws or Law with respect to a Required Approval that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions as promptly as reasonably practicable and in any event prior to the Outside Date.  Without limiting the foregoing, Parent shall as promptly as reasonably practicable take all actions necessary to (1) secure the expiration or termination of any applicable waiting period under the HSR Act or, with respect to any Other Regulatory Approval, any other Antitrust Law or Investment Screening Law, (2) obtain the Other Regulatory Approvals and (3) resolve any objections asserted with respect to the Transactions under any applicable Law raised by any Governmental Authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Restraint that would prevent, prohibit, restrict or delay the consummation of the Transactions (the expirations, terminations, approvals and resolutions described in clauses (1) through (3) or elsewhere in this Section 5.03(c), the “Required Approvals”), including (i) (A) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other Person, (B) selling, divesting or otherwise conveying or holding separate particular assets or categories of assets or businesses of Parent and its Subsidiaries, (C) agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time, (D) permitting the Company to sell, divest or otherwise convey or hold separate any of the particular assets or categories of assets or businesses of the Company or any of its Subsidiaries prior to the Effective Time, (E) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries, (F) terminating any joint venture or other arrangement, (G) creating any relationship, contractual right or obligation of the Company or Parent or their respective Subsidiaries or (H) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, entering into agreements or stipulating to the entry of any Judgment by, or filing appropriate applications with, the FTC, the DOJ or any other Governmental Authority in connection with any of the foregoing (any such action described or contemplated by this sentence or elsewhere in this Section 5.03(c), other than the first sentence hereof, a “Remedial Action”) and, in the case of Remedial Actions by or with respect to the Company, by consenting to such action by the Company (including any consents required under this Agreement with respect to such action); provided that any such action may, at the discretion of the Company or Parent, be conditioned upon the Closing) and (ii) defending through litigation any claim asserted in court or administrative or other tribunal by any Person (including any Governmental Authority) in order to avoid the entry of, or to have vacated or terminated, any Restraint that would prevent the Closing prior to the Outside Date (this clause (ii), “Regulatory Litigation”).  No Remedial Actions taken in accordance with and pursuant to this Section 5.03 shall be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur.  Parent shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions.  Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing. In connection with the efforts described in this Section 5.03(c) and Sections 5.03(d) and 5.03(e), Parent shall have the right, in regular consultation with the Company and after considering in good faith the Company’s views, to direct and control all such matters with any Governmental Authority consistent with its obligations hereunder, including devising and implementing the strategy for obtaining any such approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority in connection with the Transactions as well as the manner in which to contest or otherwise respond to any objections or Actions challenging such approvals, consents, registrations, waivers, permits, authorizations, orders or other confirmations.  In connection with the efforts described in this Section 5.03(c) and Sections 5.03(d) and 5.03(e) to obtain the Required Approvals as promptly as reasonably practicable, Parent shall have the right to a reasonable period in which to engage with Governmental Authorities and to discuss any objections that a Governmental Authority raises with respect to the Transactions and in which to attempt in good faith to resolve, narrow or overcome such objections, the extent of such reasonable period being dependent on the facts and circumstances but it being understood that it shall be reasonable to continue such discussions and engagement during any review of the Transactions by such Governmental Authority provided in all cases such discussions and engagement conclude at a time that, taking into account the period required to successfully defend any Regulatory Litigation, will enable the parties to consummate the Merger prior to the Outside Date. For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition and “Investment Screening Laws” means applicable supranational, national, federal, state, provincial or local Laws designed or intended to prohibit, restrict or regulate investment made by any Person into business interests located in a foreign country.

(d)  In furtherance and not in limitation of the foregoing, each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all reasonable respects with each other in connection with any filing, submission or written communication with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private Person, and allow the other party to review in advance and consider in good faith the views of the other party with respect to such filing, submission, or written communication, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Authority (including by promptly sending the other parties a copy of all documents, information, correspondence or other written communications) and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions, and (iv) to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other parties hereto the opportunity to attend and participate in such substantive meetings and conferences.  Notwithstanding the foregoing, the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other side under this Section 5.03(d) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel regarding Antitrust Law or Investment Screening Law of the recipient and will not be disclosed by outside counsel to employees, officers, directors or consultants of the recipient or any of its Affiliates unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel.  Each of the Company and Parent shall cause its respective counsel regarding Antitrust Law or Investment Screening Law to comply with this Section 5.03(d).  Notwithstanding anything to the contrary in this Section 5.03(d), materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company and privileged communications.

(e)  Notwithstanding anything in this Agreement to the contrary, including Section 5.03(c), (i) neither Parent nor any of its Subsidiaries or Affiliates shall be obligated to take, proffer to, agree to, commit to, accept, or consent to, any Remedial Action if such Remedial Action, individually or together with other Remedial Actions, would or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole, after giving effect to the Merger but without giving effect to any Remedial Actions (with Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole, measured for this purpose as being the same size and having the same financial position and results of operations as the Company and its Subsidiaries, taken as a whole, prior to giving effect to the Merger and prior to giving effect to any Remedial Actions) (any such requirements, individually or in the aggregate, a “Burdensome Condition”) and (ii) neither the Company nor any of its Subsidiaries shall take, proffer to, agree to, commit to, or consent to, any Remedial Action.

(f)  The Company, Parent and Merger Sub and any of their respective Subsidiaries shall not (i) effect or agree to any business combination (whether structured as a merger, business combination, tender offer, exchange offer or similar transaction) with the intention to, or that would reasonably be expected to, prevent or impede, interfere with, hinder or delay in any material respect the expiration or termination of any waiting period under the HSR Act or the obtaining of the approval of the DOJ, FTC or any other Governmental Authority as necessary or (ii) subject to the other terms and conditions of this Agreement, including Section 5.03(e), take any other action with the intention to, or that would reasonably be expected to, prevent or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of the approval of the DOJ, FTC or any other Governmental Authority such that the parties would be prevented from consummating the Merger prior to the Outside Date.

(g)  For the avoidance of doubt, the obligations of Parent and its Subsidiaries with respect to the Financing shall be governed by Section 5.15 and not this Section 5.03.

SECTION 5.04.  Public Announcements.  Unless and until an Adverse Recommendation Change has occurred, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except (a) as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system, (b) any communications by Parent to any Financing Sources who are subject to customary confidentiality restrictions and (c) any matters referred to in Section 5.02.  The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”).  Notwithstanding the foregoing, this Section 5.04 shall not apply to any press release or other public statement made by Parent or the Company (i) which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company that has not been previously announced or made public in accordance with the terms of this Agreement or (ii) is made in the ordinary course of business and does not relate specifically to this Agreement or the Merger Transactions.

SECTION 5.05.  Access to Information; Confidentiality; Transaction Consummation Team.

(a)  Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.01, upon reasonable notice, the Company shall (i) afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records and (ii) furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request, in the case of each of the foregoing clauses (i) and (ii), other than any information that the Company determines in its reasonable judgment relates to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.02, to any Intervening Event, Takeover Proposal or any other transactions potentially competing with or alternative to the Merger Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Board of Directors of the Company or any duly authorized committee thereof regarding any Takeover Proposal or Adverse Recommendation Change; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided further, however, that (A) the Company shall not be obligated to provide such access or information if doing so would reasonably be expected to (1) result in the disclosure of trade secrets or competitively sensitive information to third parties (other than, for the avoidance of doubt, Parent and its Subsidiaries and their respective representatives pursuant to any appropriate arrangement such as a clean team arrangement), (2) violate applicable Law, an applicable Judgment or a Contract or obligation of confidentiality owing to a third party (other than, for the avoidance of doubt, disclosure to Parent and its Subsidiaries and their respective representatives pursuant to a clean team arrangement), (3) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege or (4) expose the Company to risk of liability for disclosure of personal information, provided that the Company shall use reasonable best efforts to provide such access or disclose such information in a manner that does not result in such a disclosure, violation, waiver or exposure, (B) any physical access may be limited to the extent the Company determines in good faith that such limitation is necessary in light of COVID-19 or any COVID-19 Measures, including if providing such access would reasonably be expected to jeopardize the health and safety of any employee of the Company or any Subsidiary of the Company and (C) in no case shall Parent or its Representatives have the right to conduct any Phase II or other environmental sampling or testing at any Company property.  All requests for information made pursuant to this Section 5.05(a) shall be directed to the executive officer or other Person designated by the Company.  Until the Effective Time, all information provided (including information provided by the Company, its Subsidiaries or its or their respective Representatives pursuant to Section 5.15(e)) will be subject to the terms of the letter agreement dated as of September 18, 2022 by and between the Company and Parent (the “Confidentiality Agreement”).

(b)  Within 30 days of the date hereof, the Company shall designate one or more individuals as the individuals who will coordinate responses to any requests by Parent under Section 5.05(a), including in connection with the integration planning of Parent; provided that the Company may, from time to time, substitute such individuals or designate additional individuals, in its sole discretion.

SECTION 5.06.  Indemnification and Insurance.  (a)  From and after the Effective Time, each of Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case to the fullest extent permissible by applicable Law, (i) jointly and severally indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee or agent of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever or where ever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director, officer, employee or agent of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee) and (ii) assume (in the case of the Surviving Corporation, in the Merger without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification between the Company or any of its Subsidiaries and any Indemnitee.  Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, unless otherwise required by Law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification and advancement of expenses than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of any of the Indemnitees.  In addition, from the Effective Time, Parent shall, and shall cause the Surviving Corporation to, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.06 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.06) as incurred to the fullest extent permitted under applicable Law.

(b)  For the six-year period commencing immediately after the Effective Time, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those Indemnitees who are currently (and any additional Indemnitees who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such Indemnitees than those of such policy in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy); provided, that the maximum aggregate annual premium for such insurance that Parent shall be required to expend shall not exceed 300% of the annual directors’ and officers’ insurance premium for the Company’s then current fiscal year (the “D&O Cap”); and if such amount is not sufficient to purchase insurance in such maximum amount, then Parent shall purchase such amount of insurance with the best coverage reasonably available as can be purchased for an aggregate amount that is equal to the D&O Cap.  Parent shall cause the Surviving Corporation to comply with its obligations under such policies for the full term of at least six (6) years.  The Company shall have the right, prior to the Effective Time, to purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the applicable policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions, subject to the D&O Cap.  If such prepaid “tail policy” has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.06(b) and the Surviving Corporation shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to perform all of its obligations thereunder.

(c)  In the event that (i) Parent, the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.06.

(d)  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.06 is not prior to or in substitution for any such claims under such policies.

(e)  Parent’s and the Surviving Corporation’s obligations under this Section 5.06 shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that if any claim (whether arising before, at or after the Effective Time) is brought against an Indemnitee on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.06 shall continue in effect until the full and final resolution of such claim.

(f)  The provisions of this Section 5.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter Documents, by contract or otherwise.  The obligations of Parent and the Surviving Corporation under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.06 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.06 applies and each Indemnitee’s heirs and representatives shall be third-party beneficiaries of this Section 5.06).

SECTION 5.07.  Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company Securities pursuant to the Transactions by each individual who is a director or officer of the

Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.08.  Employee Matters.  (a)  Subject to any applicable CBA, for a period of not less than one year following the Effective Time, Parent shall, and shall cause the Surviving Corporation to, provide (i) a base salary or wage rate, as applicable, and target annual cash bonus and long-term incentive opportunities to each person who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) that are, in each case, no less favorable than those in effect for such Continuing Employee immediately prior to the Effective Time, (ii) severance benefits to each Continuing Employee that are no less favorable than those that would have been provided to such Continuing Employee under the applicable Company Plan as in effect immediately prior to the Effective Time (after giving effect to any provisions relating to a “change in control”, “change of control” or other term of similar import) and (iii) other compensation and benefits (other than base salary, wage rate, bonus and long-term incentive opportunities and change in control and severance benefits) to each Continuing Employee that have a value which is substantially similar in the aggregate to the employee benefits such Continuing Employee received immediately prior to the Effective Time.

(b)  Without limiting the generality of Section 5.08(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, as applicable, assume, honor and continue in accordance with their terms all the Company Plans set forth in the Company Disclosure Letter.  Without limiting the generality of the foregoing, Parent shall, or shall cause the Surviving Corporation to assume, honor and continue for a period of not less than one year following the Effective Time or, if later, until all obligations thereunder have been satisfied, all of the employment, severance, retention, termination and change in control plans, policies, programs, agreements and arrangements (including any Company Plan providing for severance in connection with a “change in control”, “change of control” or other term of similar import) maintained by the Company or any of its Subsidiaries, in each case, that are set forth on Section 5.08(b) of the Company Disclosure Letter, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Law.  Parent hereby acknowledges that the consummation of the Transactions constitutes a “change in control”, “change of control” or term of similar import for purposes of any Company Plan that contains such a term.

(c)  With respect to all employee compensation or benefit plans, programs, agreements or arrangements of Parent, the Surviving Corporation and their respective Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Corporation or any of their respective Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service or, with respect to Continuing Employees located outside the United States (“Non-US Continuing Employees”), where such recognition is not permitted under the applicable employee benefit plan.

(d)  Without limiting the generality of Section 5.08(a), Parent shall, or shall cause the Surviving Corporation to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods (i) would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time, or, (ii) with respect to the Non-US Continuing Employees, cannot be waived under applicable Law or the terms of the applicable welfare plan.  Parent shall, or shall cause the Surviving Corporation to, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e)  With respect to each Continuing Employee who is eligible to receive an annual bonus, as soon as administratively practicable, but in no event later than five business days following the Closing Date, Parent shall, or shall cause the Surviving Corporation to, pay such Continuing Employee a pro rata bonus payment for the year in which the Closing Date occurs.  Such bonuses shall be equal to the product of (i) a fraction, the numerator of which is the number of days in the calendar year in which the Closing Date occurs that have elapsed as of the Closing Date (including the Closing Date), and the denominator of which is 365, and (ii) the amount of such Continuing Employee’s target bonus or, if greater, the bonus he or she would be entitled to receive based on actual performance (as determined by the Company in accordance with past practice).

(f)  The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, any Company Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (“Company DC Plans”) unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain any such Company Plans by providing the Company with written notice of such election at least five days before the Effective Time. Unless Parent so provides notice to the Company, the Company shall deliver to Parent, prior to the Closing Date, evidence that the Board of Directors of the Company has validly adopted resolutions to terminate such Company Plans (the form and substance of which resolutions shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld or delayed) and taken all other actions necessary or advisable to terminate such Company Plans, effective no later than the date immediately preceding the Closing Date.  Effective as of the Closing, in the event that a Company DC Plan is terminated pursuant to the first sentence of this Section 5.08(f), Parent shall create or designate defined contribution pension plans (collectively, the “Parent DC Plans”) for the benefit of the Continuing Employees who participated in such terminated Company DC Plans. Such Continuing Employees are referred to hereinafter as the “DC Employees”. The DC Employees shall be given credit under the respective Parent DC Plan for all service with and compensation from the Company and its Affiliates and their respective predecessors as if it were service with and compensation from the Parent for purposes of determining eligibility and vesting under each respective Parent DC Plan. The applicable Parent DC Plans shall be intended to be tax-qualified in the same manner as the corresponding Company DC Plans. Each Parent DC Plan will provide for the receipt in kind of “eligible rollover distributions” (as such term is defined under Section 402 of the Code), including notes corresponding to a maximum of five loans per participant, subject to the tax-qualified status of the Company DC Plans and other Parent DC Plan requirements for accepting “eligible rollover distributions.” Parent and the Company shall cooperate in order to facilitate and, to the extent the Company DC Plans are determined to be qualified under Section 401(a) of the Code by the fiduciaries of the Parent DC Plans, effect an eligible rollover distribution for those DC Employees who timely elect to rollover their account balances, including notes, directly into a Parent DC Plan.

(g)  Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific employee benefit plans or to continue the employment of any specific person. The provisions of this Section 5.08 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to Continuing Employees prior to or following the Effective Time (including any Company Plans), (ii) impede or limit Parent, the Company, the Surviving Corporation or any of their Affiliates from amending or terminating any Company Plan following the Effective Time or (iii) confer upon or give to any person (including for the avoidance of doubt any current or former employees, directors or independent contractors of the Company or any of its Subsidiaries, or on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 5.08) under or by reason of any provision of this Agreement.

SECTION 5.09.  Notification of Certain Matters; Stockholder Litigation.  Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (a) to the extent permitted under applicable Law, any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent and (b) any Actions commenced or, to such party’s Knowledge, threatened against such party which relates to this Agreement or the Transactions.  The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company or its directors relating to this Agreement or the Transactions.  The Company shall not settle or offer to settle any stockholder litigation against the Company or its officers or directors relating to this Agreement or the Transactions without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

SECTION 5.10.  Parent Vote.  (a)  Parent shall vote or cause to be voted any shares of Company Common Stock beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted, in favor of the adoption of this Agreement at any meeting of stockholders of the Company at which this Agreement shall be submitted for adoption and at all adjournments or postponements thereof.

(b)  Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

SECTION 5.11.  Stock Exchange De-listing.  Parent shall use its reasonable best efforts to cause the Company Common Stock to be de-listed from NASDAQ and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time and, prior to the Effective Time, the Company shall provide all reasonable cooperation requested by Parent in connection therewith.

SECTION 5.12.  Preparation of the Proxy Statement; Stockholders’ Meeting.  (a)  As promptly as reasonably practicable after the execution of this Agreement, and subject to any injunction by a court of competent jurisdiction prohibiting filing of the Proxy Statement, the Company shall prepare the Proxy Statement in preliminary form and shall, no later than 20 business days after the date hereof, file it with the SEC.  The Company shall cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act.  Unless the Company Board of Directors (or a duly authorized committee thereof) has effected an Adverse Recommendation Change in accordance with Section 5.02, the Board of Directors of the Company shall make the Company Board Recommendation to the Company’s stockholders and shall include such recommendation in the Proxy Statement.  Parent shall provide to the Company all information concerning Parent and Merger Sub and their respective Affiliates as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC.  Each of the Company, Parent and Merger Sub shall correct any information provided by it for use in the Proxy Statement as promptly as reasonably practicable if and to the extent such information shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Company shall notify Parent promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement.  The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC.  The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to stockholders of the Company as soon as reasonably practicable after (i) if the Company does not receive comments from the SEC with respect to the preliminary Proxy Statement and does not reasonably believe that it will receive comments, the eleventh calendar day immediately following the date of filing of the preliminary Proxy Statement with the SEC and (ii) if the Company does receive comments from the SEC with respect to the preliminary Proxy Statement, clearance by the SEC with respect to such comments (the date in clause (i) or (ii), as applicable, the “SEC Clearance Date”).  Prior to the filing of the

Proxy Statement (or any amendment or supplement thereto) or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and to propose comments on such document or response, which the Company shall consider in good faith.

(b)  Notwithstanding any Adverse Recommendation Change but subject to Section 5.12(a), the Company shall, in accordance with the Company Charter Documents and the rules of NASDAQ, duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment, recess or postponement thereof, the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval, as soon as reasonably practicable after the SEC Clearance Date.  Unless the Company Board of Directors (or a duly authorized committee thereof) has effected an Adverse Recommendation Change in accordance with Section 5.02, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval.  The Company shall consult with Parent regarding the record date for the Company Stockholders’ Meeting and shall cause appropriate searches to be made in accordance with Rule 14a-13.  The Company shall not change the record date for the Company Stockholders’ Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary contained in this Agreement, the Company may, in consultation with Parent, adjourn, recess or postpone the Company Stockholders’ Meeting (i) to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Proxy Statement that the Company has determined is reasonably likely to be required under applicable Law and for such supplement or amendment to be disseminated and reviewed by the stockholders of the Company in advance of the Company Stockholders’ Meeting, (ii) to the extent required by a court of competent jurisdiction in connection with any proceedings in connection with this Agreement or the Transactions, (iii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or (iv) to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval.  Notwithstanding the foregoing, (A) the Company shall not adjourn, recess or postpone the Company Stockholders’ Meeting to a date that is more than 30 days after the date on which the Company Stockholders’ Meeting was orginally scheduled without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) and (B) if Parent requests that the Company adjourn, postpone or recess the Company Stockholders’ Meeting to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval, the Company will do so.

(c)  Unless there has been an Adverse Recommendation Change in accordance with Section 5.02, the Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent.

(d)  Nothing in this Section 5.12 shall be deemed to prevent the Company or the Board of Directors of the Company or any duly authorized committee thereof from taking any action they are permitted or required to take under, and in compliance with, Section 5.02.

SECTION 5.13.  Merger Sub and Surviving Corporation Compliance.  Parent shall cause each of Merger Sub and the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement, and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.  For the avoidance of doubt, nothing contained herein shall restrict Parent from transferring its ownership in Merger Sub to another of its direct or indirect wholly owned Subsidiaries that is treated as a regarded U.S. entity (or a disregarded U.S. wholly owned Subsidiary thereof) for U.S. federal income tax purposes to the extent such transfer would not reasonably be expected to prevent, materially delay, interfere with, hinder or impair the consummation of the Transactions on a timely basis.

SECTION 5.14.  Company Indebtedness.

(a)  Credit Agreement. The Company (x) will use reasonable best efforts to cause to be delivered at least two business days prior to the Closing Date and (y) will deliver prior to the Closing, a payoff letter to Parent and all other releases, instruments of discharge and similar documentation required to effect or evidence the release described in clause (ii) below (collectively, the “Payoff Letter”), in customary form, to be executed and delivered as of the Closing by the administrative agent under the Credit Agreement (the “Existing Agent”), which shall (i) indicate the total amount necessary for the Company to repay and discharge in full all amounts outstanding pursuant to the terms of the Credit Agreement (other than for customary obligations that expressly survive by their terms) (such amount, the “Payoff Amount”), (ii) provide for the release, upon payment of the Payoff Amount at Closing (and replacement, cash collateralization or backstop of existing letters of credit), of all liens of the Existing Agent securing obligations under the Credit Agreement over the properties and assets of the Company and each of its Subsidiaries (other than any cash that is used to cash collateralize existing letters of credit, if applicable) that constitute collateral under the Credit Agreement and (iii) provide for the termination or other satisfaction, upon payment of the Payoff Amount at Closing (and replacement, cash collateralization or backstop of existing letters of credit), of all obligations under the Credit Agreement (other than for customary obligations that expressly survive by their terms). Concurrently with the Effective Time, Parent will repay and discharge (or provide the funds to the Company to repay and discharge) such indebtedness in accordance with the Payoff Letter.

(b)  Existing Notes.

(i)  Between the date of this Agreement and the Effective Time, as soon as reasonably practicable after the receipt of any written request by Parent to do so, the Company shall commence offers to purchase, and related consent solicitations to amend, eliminate or waive certain sections of the Existing Indenture as specified by Parent (the “Consent Solicitations”), with respect to all of the outstanding aggregate principal amount of the Existing Notes, on such terms and conditions, including pricing terms, that are reasonably proposed from time to time by Parent consistent with this Section 5.14(b) (each a “Debt Tender Offer” and collectively, including the Consent Solicitations, the “Debt Tender Offers”) and Parent shall assist the Company in connection therewith; provided, however, that the Company shall not be required to commence any Debt Tender Offer until Parent shall have prepared and provided the Company with the necessary offer to purchase, related letter of transmittal, consent solicitation statement, supplemental indenture and other related documents in connection with such Debt Tender Offer (the “Debt Tender Offer Documents”); provided, further, that Parent will consult with the Company regarding and afford the Company a reasonable time to review and comment on (A) the timing and commencement of the Debt Tender Offers and any early tender or early consent deadlines for the Debt Tender Offers in light of the regular financial reporting schedule of the Company and (B) the Debt Tender Offer Documents and the material terms and conditions of the Debt Tender Offers and Parent shall give reasonable and good faith consideration to any comments made by the Company. The terms and conditions specified by Parent for the Debt Tender Offers shall be in compliance in all material respects with applicable Law and the terms of the Existing Notes and the Existing Indenture. The closing of each Debt Tender Offer shall be expressly conditioned on the occurrence of the Effective Time (and shall occur immediately after the Effective Time), and the parties hereto shall use their reasonable best efforts to cause each Debt Tender Offer to close immediately after the Effective Time and none of the Existing Notes shall be required to be purchased until immediately after the Effective Time; provided, however, that if Parent (1) requests in writing that one or more Debt Tender Offers be consummated at or prior to the Effective Time and (2) agrees to irrevocably and unconditionally pay for such Debt Tender Offers upon such consummation, then the parties shall use their reasonable best efforts to cause such Debt Tender Offers to be consummated as of the time so requested by Parent. The Company shall provide and shall use its reasonable best efforts to cause its Representatives to provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offers.

(ii)  The Debt Tender Offers shall comply in all material respects with the requirements of Rule 14e-1 promulgated under the Exchange Act (“Rule 14e-1”), the Trust Indenture Act of 1939 (the “TIA”) and any other Law and the terms of the Existing Notes and the Existing Indenture, in each case as applicable, it being understood that the Company shall not be required to take any action that does not comply in all material respects with Rule 14e-1, the TIA or other applicable Law or the terms of the Existing Notes and the Existing Indenture. Promptly following the expiration of the Consent Solicitation, assuming the requisite consent from the holders of the Existing Notes (including from persons holding proxies from such holders) has been received, the Company shall cause an appropriate supplemental indenture (the “Supplemental Indenture”) to become effective providing for the amendments to the Existing Indenture contemplated in the Debt Tender Offer Documents; provided, however, that notwithstanding the fact that the Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative unless and until the Effective Time has occurred and all conditions to the Debt Tender Offer have been satisfied or (subject to approval by Parent) waived by the Company in accordance with the terms hereof. The form and substance of the Supplemental Indenture shall be reasonably satisfactory to Parent and the Company.

(iii)  The Company shall waive any of the conditions to any Debt Tender Offer as may be reasonably requested by Parent (other than the condition that each Debt Tender Offer is conditioned on the Effective Time occurring as provided in Section 5.14(b)(i)), so long as such waivers would not cause any Debt Tender Offer to violate the Exchange Act, the TIA or any other applicable Law or the terms of the Existing Notes or the Existing Indenture, and shall not, without the prior written consent of Parent, waive any condition to any Debt Tender Offer or make any change, amendment or modification to the terms and conditions of any

Debt Tender Offer (including any extension thereof) other than as agreed between Parent and the Company or as required to comply with applicable Law.

(iv)  If requested by Parent in writing, in addition to or lieu of commencing a Debt Tender Offer for the Existing Notes, the Company shall (A)(1) promptly deliver a notice with respect to a Change of Control Offer (as defined in the Existing Indenture) (“Change of Control Offer”) for the repurchase, on and subject to the occurrence of a Change of Control Payment Date (as defined in the Existing Indenture) to be mutually agreed by Parent and Company (which for the avoidance of doubt shall be on or following the Effective Time), all of the outstanding aggregate principal amount of Existing Notes, pursuant to Section 4.11 of the Existing Indenture, and (2) otherwise comply with the Existing Indenture with respect to each such Change of Control Offer, or (B) take any actions reasonably requested by Parent to facilitate the satisfaction and/or discharge of such Existing Notes by the Surviving Corporation on or following the Effective Time pursuant to Article VIII of the Existing Indenture. If requested by Parent in writing, the Company shall assist Parent with the preparation of the documents required by Article V of the Existing Indenture in connection with the consummation of the Merger.

(v)  Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorney’s fees of one outside counsel and any necessary additional counsel to the extent local or regulatory counsel are required) incurred by or on behalf of the Company in connection with the Debt Tender Offers, Change of Control Offer, any redemption or other actions described in Section 5.14(b) in respect of the Existing Notes. Compensation payable to any agent appointed in connection with the Debt Tender Offers or Change of Control Offer, if any, shall be borne solely by Parent. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives and each person, if any, who controls the Company within the meaning of Section 20 of the Exchange Act from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement (including, for the avoidance of doubt, those arising out of the Prior Transaction Tax Matters Agreement), in each case, on an after-tax basis, suffered or incurred by them in connection with any act or omission relating to the matters contemplated by this Section 5.14(b); provided, however, that Parent shall not have any obligation to indemnify and hold harmless any such party or Person to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgment, penalties or amounts paid in settlement suffered or incurred arose from the gross negligence or willful misconduct of the Company.

SECTION 5.15.  Financing.  (a)  Parent shall not agree to or permit any amendment, supplement or other modification of, or any termination of, or waive any of its rights under, the Financing Letters, in each case, without the Company’s prior written consent (which consent shall not be unreasonably withheld or delayed), if such amendment, supplement, modification or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Debt Financing, including by changing the amount of fees or original issue discount payable pursuant to the Financing Letters, below the Required Amount (after taking into account cash on hand of Parent and its Subsidiaries that is reasonably expected to be available at the Closing to pay the Required Amount and other committed funds available to Parent or any of its Subsidiaries with conditions to funding no more onerous than those conditions to funding contained in the Debt Commitment Letter whereupon such other committed funding source shall be deemed to also be “Debt Financing” and the documentation in respect thereof shall be deemed to be a “Financing Letter” and a “Debt Commitment Letter”), (ii) impose new or additional conditions to the Debt Financing, or otherwise expand, amend or modify any of the conditions to the Debt Financing in a manner that would be more onerous than those conditions to funding contained in the Debt Commitment Letter on the date hereof, (iii) adversely affect the ability of Parent or Merger Sub, as applicable, to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto or (iv) prevent or delay the consummation of the Debt Financing or the consummation of the Transactions. Upon any such amendment, supplement or other modification of the Financing Letters in accordance with this Section 5.15(a), the terms “Financing Letters”, “Debt Commitment Letter” and/or “Fee Letters”, as applicable, shall mean the Financing Letters, the Debt Commitment Letter and/or the Fee Letters, as the case may be, as so amended, supplemented or modified.

(b)  Parent shall use its reasonable best efforts to arrange the Debt Financing and obtain the financing contemplated thereby as promptly as reasonably practicable on the terms and conditions set forth in the Debt Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter in accordance with the terms and subject to the conditions thereof, (ii) comply with its obligations under the Debt Commitment Letter and the definitive agreements with respect to the Debt Financing, (iii) as promptly as reasonably practicable and taking into account the Marketing Period, negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions contemplated by the Debt Commitment Letter, (iv) satisfy on a timely basis (or obtain waivers of) all conditions to funding that are applicable to Parent in the Debt Commitment Letter and the definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter (and not take any action that would reasonably be expected to prevent, impede or delay the consummation of the Debt Financing contemplated by the Debt Commitment Letter), (v) enforce its rights under the Debt Commitment Letter and the definitive agreements with respect to the Debt Financing and (vi) consummate the Debt Financing at or prior to the Closing, including by causing the Debt Financing Sources to fund the Debt Financing at the Closing.  In furtherance and not in limitation of the foregoing, in the event that any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Debt Commitment Letter and such portion is necessary to fund the Required Amount (after taking into account cash on hand that is reasonably expected to be available at the Closing to pay the Required Amount and/or other committed funds available to Parent or any of its Subsidiaries with conditions to funding no more onerous than those conditions to funding contained in the Debt Commitment Letter whereupon such other committed funding source shall be deemed to also be “Debt Financing” and the documentation in respect thereof shall be deemed to be a “Financing Letter” and a “Debt Commitment Letter”), Parent shall promptly notify the Company in writing and, as promptly as practicable following the occurrence of such event, use its reasonable best efforts to (i) obtain alternative financing from alternative sources (A) in an amount sufficient to enable it to pay the Required Amount (after taking into account cash on hand that is reasonably expected to be available at the Closing to pay the Required Amount and/or other committed funds available to Parent or any of its Subsidiaries with conditions to funding no more onerous than those conditions to funding contained in the Debt Commitment Letter whereupon such other committed funding source shall be deemed to also be “Debt Financing” and the documentation in respect thereof shall be deemed to be a “Financing Letter” and a “Debt Commitment Letter”), (B) with terms not materially less favorable, taken as a whole, to Parent than those contained in the Debt Commitment Letter on the date hereof, (C) which does not contain any condition to funding that would be more onerous than those contained in the Debt Commitment Letter on the date hereof and (D) which would not reasonably be expected to prevent or delay the consummation of the debt financing thereunder beyond the Closing Date (the “Alternate Financing”), and (ii) obtain one or more new financing commitment letters with respect to such Alternate Financing (each, a “New Commitment Letter”), in each case which New Commitment Letter(s) will replace the existing Debt Commitment Letter in whole or in part.  Parent shall promptly provide the Company with a correct and complete copy of any New Commitment Letter, together with any related exhibits, schedules, supplements and term sheets, and a correct and complete copy of any fee letter in connection therewith (it being understood that such letter will be redacted in a customary manner).  In the event that any New Commitment Letter is obtained, (1) any reference in this Agreement to the “Financing Letters”, “Debt Commitment Letter” or the “Fee Letters” shall mean the Financing Letters, the Debt Commitment Letter and/or the Fee Letters, as the case may be, to the extent not superseded by one or more New Commitment Letters (and/or any related fee letter(s)) at the time in question, and any New Commitment Letter (and/or any related fee letter(s)) to the extent then in effect, and (2) any reference in this Agreement to the “Debt Financing” will mean the Debt Financing contemplated by the Debt Commitment Letter as modified pursuant to the foregoing.

(c)  Parent shall (i) keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing or any applicable Alternate Financing, and (ii) promptly provide the Company with copies of all executed amendments, modifications or replacements of the Debt Commitment Letter (it being understood that any amendments, modifications or replacements shall only be as permitted herein) and copies (including drafts) of all definitive agreements with respect to the Debt Financing.  Without limiting the generality of the foregoing, Parent shall promptly notify the Company of (A) any breach (or threatened breach) or default (or any event or circumstance that, with notice or lapse of time or both, could reasonably be expected to give rise to a breach or default) by any party to the Debt Commitment Letter or definitive agreements related to the Financing, (B) the receipt by Parent of any oral or written notice or communication from any Debt Financing Source with respect to any (1) actual or threatened breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive agreements related to the Financing of any provision of the Debt Commitment Letter or such definitive agreements, (2) material dispute or disagreement between or among any parties to the Debt Commitment Letter or any definitive agreements related to the Financing or (3) failure by a party to the Debt Commitment Letter to fund any part of the Debt Financing, and (C) the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Letters or the definitive agreements with respect to the Financing (or if at any time for any other reason Parent or Merger Sub believes that it will not be able to obtain all or any portion of the Financing contemplated by the Financing Letters on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Letters or the definitive agreements with respect to the Debt Financing).

(d)  Parent and Merger Sub acknowledge and agree that the obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are not in any way contingent upon or otherwise subject to Parent’s or Merger Sub’s consummation of any financing arrangement, Parent or Merger Sub obtaining any financing (including the Debt Financing or any Alternate Financing) or the availability, grant, provision or extension of any financing to Parent or Merger Sub (including the Debt Financing or any Alternate Financing).

(e)  Prior to the Closing, the Company shall use reasonable best efforts to provide, and shall use reasonable best efforts to cause each of its Representatives, including management, legal and accounting Representatives, to provide, and shall cause its Subsidiaries to use their reasonable best efforts to provide, customary cooperation and assistance to Parent and Merger Sub in arranging, underwriting, obtaining, syndicating and consummating the Financing as may be reasonably requested by Parent or Merger Sub and in that regard shall: (i) cause members of senior management of the Company and its Subsidiaries to participate in a reasonable number (taking into account the nature of the Financing) of meetings (including customary one-on-one meetings and conference calls with the parties acting as lead arrangers, agents, underwriters or initial purchasers and prospective lenders or investors) and conference calls with the Debt Financing Sources and prospective lenders and purchasers of the Financing, rating agency sessions, presentations, road shows and due diligence sessions (including accounting due diligence sessions), and cooperating reasonably with the marketing efforts of Parent and Merger Sub and the Debt Financing Sources, in each case in connection with the Financing and at reasonable times and locations and with appropriate seniority and expertise to be mutually agreed and upon reasonable advance notice; (ii) assist Parent and Merger Sub and the Debt Financing Sources in the preparation of rating agency presentations, marketing materials, offering documents, bank information memoranda, business projections, lender and investor presentations, registration statements, prospectuses and other similar materials for any bank or other debt financing and similar documents required in connection with the Financing and providing customary authorization letters to the Debt Financing Sources or prospective lenders or investors authorizing the distribution of information to prospective lenders or prospective investors, subject to customary confidentiality provisions, and containing a customary representation that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their respective securities; (iii) cooperate reasonably with the customary due diligence of the Financing Sources; (iv) take such actions as are reasonably requested by Parent, Merger Sub or the Financing Sources to facilitate the satisfaction of the conditions set forth in the Debt Commitment Letter (to the extent the satisfaction of such conditions requires actions by or cooperation of the Company); (v) request its independent accountants to provide reasonable assistance to Parent and Merger Sub consistent with their customary practice (including to provide consent to Parent and Merger Sub to prepare and use their audit reports relating to the Company); (vi) provide at least four business days prior to the Closing Date all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Beneficial Ownership Regulation, in each case that has been requested in writing at least eight business days prior to the Closing Date; (vii) furnish to Parent (A) Required Information that is Compliant and (B) such other pertinent and customary information regarding the Company and its Subsidiaries as is reasonably requested in writing by Parent in connection with the consummation of the Financing (including, to the extent necessary and ascertainable or determinable by the Company, customary “flash” financial information); (viii) facilitate the execution and delivery by the Company and its Subsidiaries as of the Effective Time (but not prior to the Effective Time) of any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent or the Financing Sources (provided, that no obligation of the Company or any of its Subsidiaries under any such document or agreement shall be effective until the Effective Time) and otherwise reasonably cooperate to facilitate the identification, pledging and granting of security interests in, and obtaining perfection of any liens on, collateral owned by the Company or any of its Subsidiaries in connection with the Financing, effective as of the Effective Time (but not prior to the Effective Time); (ix) provide reasonable and customary assistance in the preparation by Parent of (but not prepare) pro forma financial information and pro forma financial statements (it being understood that Parent shall be responsible for the preparation of any pro forma calculations, any post-Closing or other pro forma cost savings, capitalization, ownership or other pro forma adjustments that may be included therein); and (x) request its independent auditors to (A) provide, consistent with customary practice, customary auditors consents and customary comfort letters (including, if relevant, customary “negative assurance” and change period comfort) with respect to financial information relating to the Company and its Subsidiaries as reasonably requested by Parent and necessary or customary for financings similar to the Financing and (B) attend accounting due diligence sessions and drafting sessions.

(f)  Notwithstanding anything to the contrary contained herein, nothing in this Section 5.15 shall require any cooperation or assistance by the Company to the extent that it would result in the Company or any of its Subsidiaries being required to (i) pledge any assets as collateral prior to the Effective Time, (ii) agree to pay any commitment or other similar fee, bear any cost or expense, incur any other liability or give any indemnities to any third party or otherwise commit to take any similar action in connection with the Financing prior to the Closing, (iii) take any actions to the extent such actions would (A) unreasonably interfere with the ongoing business or operations of the Company or any of its Subsidiaries, (B) subject any director, manager, officer or employee of the Company or any of its Affiliates to any actual or potential personal liability, (C) conflict with, or result in any violation or breach of, or default (with or without notice, or lapse of time or both) under, the organizational documents of the Company or any of its Subsidiaries (unless, in the case of a Subsidiary, such organizational document can be amended to address such issue without adverse consequences to the Company or any of its Subsidiaries), any applicable Law or Judgment to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound, (D) require any such entity to change any fiscal period or (E) cause (1) any closing condition set forth in Article VI of this Agreement to fail to be satisfied or (2) any other breach of this Agreement, (iv) waive or amend any terms of this Agreement, (v) commit to take any action under any certificate, document or instrument that is not contingent upon the Closing (other than the authorization letters referred to above), (vi) provide access to or disclose information that would reasonably be expected to jeopardize any attorney-client privilege of the Company or its Subsidiaries (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege), (vii) cause any director, manager or equivalent of the Company or any of its Subsidiaries to pass resolutions to approve the Financing or authorize the creation of any agreements, documents or actions in connection therewith (other than any director, manager or equivalent of the Company or any of its Subsidiaries who will continue in such a position following the Closing and the passing of such resolutions); provided that, in each case, such resolutions are contingent on the Closing and not effective prior to the Closing (other than customary representation letters and authorization letters referred to above and customary representation letters required by the Company’s auditors in connection with the delivery of the “comfort letters” referred to herein), or (viii) deliver any legal opinion or negative assurance letter.

(g)  Parent shall (i) indemnify and hold harmless the Company and its Subsidiaries and its and their respective Representatives from and against any and all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees), Judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations directly or indirectly suffered or incurred by any such person or entity in connection with any act or omission relating to the matters contemplated by this Section 5.15, in each case, except for any such losses and other liabilities which are determined by a final non-appealable judgment of a court of competent jurisdiction to arise from the bad faith, gross negligence, fraud or willful misconduct of, or willful breach of this Agreement by, the Company, its Subsidiaries and its and their respective Representatives, (ii) reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company, its Subsidiaries and their respective Representatives in connection with any act or omission relating to the matters contemplated by this Section 5.15 and (iii) reimburse the Company for all reasonable and documented fees and out-of-pocket expenses of the Company’s independent registered accounting firm or its other Representatives incurred in connection with the matters contemplated by this Section 5.15.

(h)  Subject to Parent’s indemnification obligations under Section 5.15(g), the Company hereby consents to the customary use of its and its Subsidiaries’ names, logos and trademarks in connection with the Financing; provided that such names, trademarks and logos are used solely in a manner that does not, is not intended to and is not reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(i)  The Company will use its reasonable best efforts, and will cause each of its Subsidiaries to use its respective reasonable best efforts, to periodically update any Required Information provided to Parent and the Financing Sources as may be necessary so that such Required Information (i) is Compliant, (ii) meets the applicable requirements set forth in the definition of “Required Information” and (iii) would not, after giving effect to such update(s), cause the Marketing Period to cease pursuant to the definition of “Marketing Period.”  For the avoidance of doubt, Parent may, to most effectively access the financing markets, request the cooperation of the Company and its Subsidiaries under this Section 5.15 at any time, and from time to time on multiple occasions, between the date hereof and the Closing Date.

(j)  If, in connection with a marketing effort contemplated by the Debt Commitment Letter or any other Financing, Parent reasonably requests (reasonably in advance of any requested filing) that the Company furnish a report on Form 8-K pursuant to the Exchange Act that contains material non-public information regarding the Company and its Subsidiaries, which information is necessary or customary to include in such an offering memorandum or other marketing materials for the Financing and Parent reasonably determines

(and the Company does not reasonably object on the basis that the proposed filing would violate applicable Law or an obligation of confidentiality) to include in an offering memorandum or other marketing materials for the Financing, then, upon each of Parent’s and the Company’s review of such filing, the Company shall furnish such report on Form 8-K.

(k)  All non-public or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or any of its Affiliates or its or their respective Representatives pursuant to Section 5.05(b) shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Parent or its Subsidiaries shall be permitted to disclose such information as necessary and consistent with customary practices in connection with the Financing subject to customary confidentiality arrangements.

ARTICLE VI

Conditions to the Merger

SECTION 6.01.  Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or written waiver by Parent and the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)  No Restraints.  No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction or any applicable Law (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting consummation of the Merger;

(b)  Governmental Consents.  (i) The waiting period (and any extension thereof whether by agreement or operation of Law) applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted and (ii) the consents, approvals or other clearances set forth in Section 6.01(b) of the Company Disclosure Letter (such consents, approvals or other clearances, the “Other Regulatory Approvals”) shall have been obtained and be in full force and effect.  The receipt of a Specified Letter by the Parent or the Company shall not be a basis for concluding that any closing condition is not satisfied for purposes of this Section 6.01; and

(c)  Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

SECTION 6.02.  Conditions to the Obligations of Parent and Merger Sub.  In addition to the conditions in Section 6.01, the obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of the Company (i) set forth in Section 3.06(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date with the same effect as though made as of such date, (ii) set forth in Section 3.02(a), Section 3.02(b) and Section 3.02(c) shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies, (iii) set forth in Section 3.03(a), Section 3.03(b), Section 3.03(c), Section 3.14, Section 3.18 and Section 3.19 shall be true and correct in all material respects as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iv) set forth in this Agreement, other than those Sections specifically identified in clause (i), (ii) or (iii) of this paragraph, shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect;

(b)  Compliance with Covenants.  The Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it at or prior to the Effective Time under this Agreement and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect; and

(c)  No Burdensome Condition.  No court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Judgment (whether temporary, preliminary or permanent), in each case pursuant to or arising under any Antitrust Law or Investment Screening Law, that is in effect that, individually or in the aggregate, shall have resulted in the imposition of or require any Burdensome Condition.

SECTION 6.03.  Conditions to the Obligations of the Company.  In addition to the conditions in Section 6.01, the obligations of the Company to effect the Merger shall be subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect; and

(b)  Compliance with Covenants.  Parent and Merger Sub shall have complied with or performed in all material respects their obligations required to be complied with or performed by them at or prior to the Effective Time under this Agreement and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

ARTICLE VII

Termination

SECTION 7.01.  Termination.  This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (except as otherwise expressly noted), whether before or after receipt of the Company Stockholder Approval:

(a)  by the mutual written consent of the Company and Parent;

(b)  by either of the Company or Parent:

(i)  if the Effective Time shall not have occurred on or prior to October 26, 2023 (as such date may be extended pursuant to the immediately succeeding provisos, the “Outside Date”); provided that, in the event that the Marketing Period has started but not been completed as of the Outside Date, the Outside Date shall automatically be extended to the date that is three business days following the then-scheduled end date of the Marketing Period; provided, further, that if on the Outside Date any of the conditions set forth in Section 6.01(b) or Section 6.01(a) (to the extent relating to the matters set forth in Section 6.01(b))) or Section 6.02(c) shall not have been satisfied but all other conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Outside Date shall be automatically extended to April 26, 2024 and such date shall become the Outside Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or resulted in the events specified in this Section 7.01(b)(i) (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii)  if any Restraint having the effect set forth in Section 6.01(a) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have used the required efforts to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement; or

(iii)  if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(c)  by Parent:

(i)  if the Company shall have breached any of its representations or warranties (or such representations or warranties shall have become untrue or inaccurate) or failed to perform any of its covenants or agreements set forth in this Agreement, which breach, untruth, inaccuracy or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) is incapable of being cured by the Outside Date or, if capable of being cured by the Outside Date, the Company shall not have cured such breach, untruth, inaccuracy or failure to perform within 30 calendar days following receipt by the Company of written notice of such breach, untruth, inaccuracy or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii)  if (A) an Adverse Recommendation Change shall have occurred, (B) the Board of Directors of the Company shall have failed to recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes a Takeover Proposal within 10 business days after the commencement thereof or (C) the Board of Directors of the Company failed to publicly reaffirm its recommendation of this Agreement within 10 business days following receipt of a written request by Parent to provide such reaffirmation following the public announcement or disclosure of a Takeover Proposal; or

(d)  by the Company:

(i)  if either Parent or Merger Sub shall have breached any of its representations or warranties (or such representations or warranties shall have become untrue or inaccurate) or failed to perform any of its covenants or agreements set forth in this Agreement, which breach, untruth, inaccuracy or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is incapable of being cured by the Outside Date or, if capable of being cured by the Outside Date, Parent or Merger Sub, as applicable, shall not have cured such breach, untruth, inaccuracy or failure to perform within 30 calendar days following receipt by Parent of written notice of such breach, untruth, inaccuracy or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii)  prior to receipt of the Company Stockholder Approval, in order to enter into a definitive agreement to consummate a Superior Proposal in accordance with Section 5.02(e)(ii); provided that (A) such Superior Proposal did not result from a breach of Section 5.02(a) and the Company has complied in all respects with Section 5.02(e) and in all material respects with all other provisions of Section 5.02 in relation to such Superior Proposal and (B) prior to or concurrently with such termination the Company pays or causes to be paid the Company Termination Fee due under Section 7.03(a) so long as Parent has provided the Company with wire instructions for such payment.

SECTION 7.02.  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than this Section 7.02, Section 7.03, Article VIII, the expense reimbursement and indemnification provisions of Section 5.15(g) and the Confidentiality Agreement all of which shall survive termination of this Agreement), and there otherwise shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except no such termination shall relieve any party from liability for damages to another party resulting from a knowing and intentional breach of this Agreement, and in such case, a non-breaching party shall be entitled to seek its expectation measure of damages, which shall include, in the case of the Company, damages for lost stockholder premium on behalf of the holders of Company Common Stock. In the event that a party’s knowing and intentional breach of its obligations in this Agreement is the principal cause of the failure of one of its conditions to Closing in Section 6.01 to be satisfied, that party shall not assert in a proceeding for damages following termination of this Agreement that the failure of such condition to Closing to be satisfied for such reason means that the other party’s expectation damages cannot as a result include the loss of the benefits of the Closing; provided, however, that this sentence shall not limit or diminish the limitations on liability set forth in this Section 7.02 or Section 7.03.

SECTION 7.03.  Termination Fee.  (a)  In the event that:

(i)  this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(iii) or Section 7.01(c)(i); provided that (A) a bona fide Takeover Proposal shall have been publicly made, publicly proposed or otherwise publicly communicated by a third party after the date of this Agreement (or in the case of a termination pursuant to Section 7.01(c)(i), made known to the Company) and prior to the time this Agreement is terminated and (B) within twelve months of the date this Agreement is terminated, the Company or any of its Subsidiaries consummates any Takeover Proposal or enters into a definitive agreement with respect to any Takeover Proposal and such Takeover Proposal is subsequently consummated (even if after such twelve-month period); provided that, the Takeover Proposal in clause (A) need not be bona fide if the Takeover Proposal that the Company ultimately so consummates is with the Person (or any of its Affiliates) that made the non-bona fide Takeover Proposal; provided further that for purposes of clauses (A) and (B) of this Section 7.03(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”; or

(ii)  this Agreement is terminated (A) by Parent pursuant to Section 7.01(c)(ii) or (B) by the Company pursuant to Section 7.01(d)(ii);

then, in any such event under clause (i) or (ii) of this Section 7.03(a), the Company shall pay, or cause to be paid, the Company Termination Fee to Parent or its designee by wire transfer of same-day funds so long as Parent has provided the Company with wire instructions for such payment (x) in the case of Section 7.03(a)(ii)(A), within two business days after such termination, (y) in the case of Section 7.03(a)(ii)(B), simultaneously with such termination or (z) in the case of Section 7.03(a)(i), within two business days after the consummation of the Takeover Proposal referred to therein; it being understood that in no event shall the Company be required to pay or cause to be paid the Company Termination Fee on more than one occasion.

As used herein, “Company Termination Fee” shall mean a cash amount equal to $100,000,000.

(b)  In the event that this Agreement is terminated by the Company or Parent pursuant to (A) Section 7.01(b)(i), and at the time of such termination, (1) one or more of the conditions set forth in Section 6.01(a) (solely to the extent that the applicable Restraint is in respect of, pursuant to or arises under any Antitrust Law or Investment Screening Law), Section 6.01(b) or Section 6.02(c) has not been satisfied or waived and (2) all of the other conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on the date of such termination) or (B) Section 7.01(b)(ii) (solely to the extent that the applicable Restraint is in respect of, pursuant to or arises under any Antitrust Law or Investment Screening Law), then Parent shall pay or cause to be paid to the Company a termination fee of $200,000,000 in cash (the “Parent Termination Fee”) by wire transfer of same day funds so long as the Company has provided Parent with wire instructions for such payment, (x) in the case of a termination by the Company, no later than two business days after such termination or (y) in the case of a termination by Parent, simultaneously with such termination; it being understood that in no event shall Parent be required to pay or cause to be paid the Parent Termination Fee on more than one occasion.

(c)  Each of the parties hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement.  Accordingly, if the Company or Parent, as the case may be, fails to timely pay or cause to be paid any amount due pursuant to this Section 7.03, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties with respect to the Company, for the payment set forth in this Section 7.03, such paying party shall pay or cause to be paid to the other party or parties, as applicable, its or their reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(d)  Subject in all respects to the Company’s injunction, specific performance and equitable relief rights and related rights set forth in Section 8.08 and the reimbursement and indemnification obligations of Parent under Section 7.03(c) and Section 5.15(g), in the event this Agreement is terminated in accordance with its terms and the Parent Termination Fee is paid to the Company in circumstances for which such fee is payable pursuant to Section 7.03(b), other than in the case of a knowing and intentional breach of this Agreement by Parent, payment of the Parent Termination Fee shall be the sole and exclusive monetary damages remedy of the Company and its Subsidiaries against Parent, Merger Sub or any of their respective former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers or Affiliates or any Financing Sources (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions, and upon payment of such amount none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.  Subject in all respects to Parent’s injunction, specific performance and equitable relief rights and related rights set forth in Section 8.08 and the reimbursement obligations of the Company under Section 7.03(c), in the event this Agreement is terminated in accordance with its terms and the Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 7.03(a), other than in the case of a knowing and intentional breach of this Agreement by the Company, payment of the Company Termination Fee shall be the sole and exclusive monetary damages remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

ARTICLE VIII

Miscellaneous

SECTION 8.01.  No Survival of Representations and Warranties.  None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time.  This Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

SECTION 8.02.  Amendment or Supplement.  Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, however, that following receipt of the Company Stockholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval.  Furthermore, Section 7.03(d), this Section 8.02, Section 8.04, Section 8.06, Section 8.07(a), Section 8.07(c), Section 8.09 and Section 8.16 will not be amended in a manner adverse to any Debt Financing Source without the prior written consent of such Debt Financing Source.

SECTION 8.03.  Extension of Time, Waiver, Etc.  At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing); provided, however, that following receipt of the Company Stockholder Approval, there shall be no waiver or extension of this Agreement that would require the further approval of the stockholders of the Company, without such approval having first been obtained.  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.04.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto; provided, however, that Parent may assign all or any portion of its rights or obligations to any of its Financing Sources pursuant to the terms of the applicable Financing for purposes of creating a security interest herein or otherwise assigning as collateral security in respect of such Financing.  No assignment by any party shall relieve such party of any of its obligations hereunder.  Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 8.04 shall be null and void.

SECTION 8.05.  Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.06.  Entire Agreement; No Third Party Beneficiaries.  This Agreement, including the Company Disclosure Letter, together with the Confidentiality Agreement and the letter agreement dated as of September 30, 2022, by and between the Company and Parent, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof.  This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for:  (i) from and after the Effective Time, if the Effective Time occurs, the right of the Company’s stockholders to receive the Merger Consideration in accordance with Article II; (ii) from and after the Effective Time, if the Effective Time occurs, the right of the holders of Company Stock Options, Company Restricted Shares and Company RSUs to receive such amounts as provided for in Section 2.03; (iii) from and after the Effective Time, if the Effective Time occurs, the rights of the Indemnitees and their heirs and representatives set forth in Section 5.06 of this Agreement; (iv), the rights of the Parent Related Parties and the Company Related Parties set forth in Section 7.03(d) and Section 7.03(e); (v) the rights of the Financing Sources set forth in Section 7.03(d), Section 8.02, this Section 8.06, Section 8.07(a), Section 8.07(c), Section 8.09 and Section 8.16; and (vi) the rights of the Company’s Subsidiaries and the respective Representatives of the Company and its Subsidiaries set forth in Section 5.15(g), which are intended for the benefit of the Persons and shall be enforceable by the Persons referred to respectively in clauses (i) through (vi) above.  Notwithstanding the immediately preceding sentence, following the Effective Time, the provisions of Article II relating to the payment of the Merger Consideration and any amounts payable to holders of Company Stock Options, Company Restricted Shares and Company RSUs shall be enforceable by holders of Company Common Stock, Company Stock Options, Company Restricted Shares and Company RSUs immediately prior to the Effective Time as provided therein.

SECTION 8.07.  Governing Law; Jurisdiction.  (a)  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles; provided that, notwithstanding the foregoing, any Action involving any Debt Financing Sources arising out of or relating to this Agreement or the Transactions, including any dispute arising out of or relating in any way to the Financing (including with respect to the Debt Commitment Letter) or the performance thereof, shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the laws of any other jurisdiction that might be applied because of the conflicts-of-laws principles of the State of New York.

(b)  All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware) (such courts, the “Delaware Courts”).  The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of the Delaware Courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware), except for Actions brought to enforce the judgment of any such court.  The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto.  Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of this Agreement.  The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(c)  Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and irrevocably agree: (i) that any legal proceeding, whether at Law or in equity, in contract, in tort or otherwise, against any of the Debt Financing Sources arising out of, or relating to, the Merger, the Debt Commitment Letter, the Debt Financing or the performance of services thereunder or related thereto will be brought in and subject to the exclusive jurisdiction of the Supreme Court of the State of New York, county of New York sitting in the Borough of Manhattan and any appellate court thereof; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such legal proceeding in any other court; (iii) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal proceeding in any such court; and (iv) any such legal proceeding will be governed by, construed in accordance with and enforced under the laws of the State of New York (except as otherwise specified in the Debt Commitment Letter).

SECTION 8.08.  Specific Enforcement.  The parties hereto agree that irreparable damage for which monetary relief (including any fees payable pursuant to Section 7.03), even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions.  The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.03 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement.  The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 8.09.  WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY LITIGATION RELATED TO OR ARISING OUT OF THE FINANCING, THE DEBT COMMITMENT LETTER, THE DEFINITIVE AGREEMENTS WITH RESPECT TO THE FINANCING OR THE PERFORMANCE THEREOF).  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND

(D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

SECTION 8.10.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to it at:

Regal Rexnord Corporation
200 State Street
Beloit, WI 53511
Attention:  Thomas E. Valentyn, Vice President, General Counsel and Secretary
Email:  [************]

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
Attention:  Scott R. Williams
Christopher R. Hale
Email:  swilliams@sidley.com
             chale@sidley.com

If to the Company, to it at:

Altra Industrial Motion Corp.
300 Granite Street
Suite 201
Braintree, MA 02184
Attention: Glenn E. Deegan, Chief Legal and Human Resources Officer
Email: [************]

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention: Thomas E. Dunn
Daniel J. Cerqueira
Email:  tdunn@cravath.com
             dcerqueira@cravath.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

SECTION 8.11.  Severability.  If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

SECTION 8.12.  Definitions.  As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“business day” means a day on which the principal offices of the SEC in Washington, D.C., are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law to close in New York, New York and the State of Delaware.

“Commonly Controlled Entity” means any Person, entity or trade or business, whether or not incorporated, that, together with the Company or any of its Subsidiaries, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

“Company Charter Documents” means the Company’s certificate of incorporation and bylaws, each as amended to the date of this Agreement.

“Company Equity Award” means any Company Stock Option, Company RSU, and Company Restricted Share.

“Company Plan” means each plan, program, policy, agreement or other arrangement covering current or former employees, directors or consultants, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not ERISA is applicable to such plan), (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not ERISA is applicable to such plan), (iii) a stock option, stock purchase, stock appreciation right or other stock-related award, agreement, program or plan, (iv) an individual employment, consulting, severance, retention or other similar agreement or (v) a bonus, commission, incentive, deferred compensation, retention, transaction bonus, change in control, Tax gross-up, relocation, repatriation, expatriation, profit-sharing, retirement, post-retirement, sick pay, paid time off, vacation, severance or termination pay, health, welfare, death, disability, perquisite, fringe benefit plan, program, policy, agreement or other arrangement, in each case whether or not in writing and whether or not funded, that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party, is obligated to contribute to or has or may have any liability or obligation, other than any plan which is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) and any plan, program, policy, agreement or arrangement sponsored by a Governmental Authority, and, for purposes of Article III only, any plan, program, policy, agreement or arrangement mandated by applicable Law.

“Company Stock Plan” means the 2014 Omnibus Incentive Plan, as amended and restated.

“Company Subsidiary Securities” means, collectively, (i) outstanding securities of any Subsidiary of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company, (ii) outstanding options, warrants, stock appreciation rights, “phantom” stock rights or other rights (including preemptive rights or anti-dilution rights), commitments or agreements to acquire from the Company any Subsidiary of the Company, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company and (iii) obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, any Subsidiary of the Company.

“Compliant” means, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Information not misleading in light of the circumstances under which such statements were made and (b) the financial statements included in such Required Information would not be deemed stale under the rules of the SEC and are sufficient to permit the Company’s independent accountants to issue customary comfort letters (including, if relevant, “negative assurance” and change period comfort) to the Financing Sources to the extent required as part of the Financing.

“COVID-19” means the COVID-19 pandemic, including any evolutions, mutations or variants of SARS-CoV-2 or the COVID-19 disease, any “second” or “subsequent” waves and any further epidemics or pandemics arising therefrom.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, reduced capacity, social distancing, shut down, closure, sequestration, safety or similar Law, directive or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic

Security Act, as may be amended, and the Families First Coronavirus Response Act, as may be amended, in each case, in connection with or in response to COVID-19 or any other related global or regional health event or circumstance and to the extent applicable to the Company or any of its Subsidiaries, as applicable.

“Credit Agreement” means the credit agreement dated as of November 17, 2021, by and among the Company, Bank of Montreal, as administrative agent, the Subsidiaries of the Company party thereto and the lenders party thereto.

“Debt Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements to provide the Debt Financing, including the Persons party to the Debt Commitment Letter referred to in this Agreement, and any joinder agreements, indentures, credit agreements or other definitive agreements entered into pursuant thereto or relating thereto, and any arrangers or administrative agents in connection with the Debt Financing, together with their current and future Affiliates and their and such Affiliates’, officers, directors, employees, attorneys, partners (general or limited), controlling parties, advisors, members, managers, accountants, consultants, agents, representatives and funding sources of each of the foregoing, and their successors and assigns.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Existing Indenture” means that certain indenture, dated as of October 1, 2018, by and among Stevens Holding Company, Inc., the guarantors from time to time party and The Bank of New York Mellon Trust Company, N.A., as supplemented by that certain Supplemental Indenture, dated as of October 1, 2018, by and among Stevens Holding Company, Inc., the Company, the other guarantors party thereto and The Bank of New York Mellon Trust Company, N.A.

“Existing Notes” means the 6.125% Senior Notes due 2026, issued pursuant to the Existing Indenture.

“Export Control Laws” means (a) U.S. export and anti-boycott laws, and regulations implemented thereunder, including the Arms Export Control Act of 1976 (22 U.S. Code Ch. 39), the Export Administration Act of 1979 (50 U.S. Code app. §§ 2401 et seq.), the Export Administration Regulations (15 C.F.R. Part 730 et seq.), the Export Control Reform Act of 2018 (50 U.S. Code §§ 4801-4852), the International Traffic in Arms Regulations (22 C.F.R. Part 120, et seq.) and (b) export control programs and regulations administered by the United Nations Security Council, the European Union and its Member States, the United Kingdom and relevant Governmental Authorities in any other applicable jurisdictions.

“Final Domestic Review” means that all of the conditions set forth in Section 6.01(b)(ii) and Section 6.01(c) have been (and remain) satisfied prior to the time that the condition set forth in Section 6.01(b)(i) is satisfied.

“Financing” means the Debt Financing, together with any financing in substitution or replacement of all or any portion thereof, including any bank financing, debt securities (whether registered or privately placed) and any equity or equity-linked financing.

“Financing Sources” means the Debt Financing Sources and the Persons (other than Parent or any of its Subsidiaries) that have committed to provide or arrange any portion of any Financing or have otherwise entered into agreements in connection with any Financing in connection with the transactions contemplated hereunder and the parties to any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement in connection with the Financing, and any arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative or collateral agent, trustee or similar representative in connection with any portion of the Financing, together with, in each case, their respective affiliates, and their and their respective affiliates’ Representatives.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Government Official” means any official, officer, employee or Representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, any government-owned or -controlled entity or any public international organization.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization), whether federal, state or local, domestic, foreign or multinational.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Import Laws” means all Laws related to the import of merchandise and duties applied upon the import of merchandise, such as antidumping and countervailing duties, as well as related special programs administered by relevant customs and tax authorities, such as maquiladora programs, implemented and administered by U.S. Customs and Border Protection and the U.S. Department of Commerce, and similar relevant Governmental Authorities in other applicable jurisdictions.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, (i) patents and patent applications, utility models and industrial designs, and all applications and registrations therefor, together with all reissuances, divisions, renewals, revisions, extensions (including any supplementary protection certificates), reexaminations, provisionals, continuations and continuations-in-part with respect thereto and including all foreign equivalents (collectively, “Patents”), (ii) trademarks, service marks, trade dress, logos, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals therefor (collectively, “Trademarks”), (iii) copyrights, and applications and registrations and renewals therefor (collectively, “Copyrights”), (iv) trade secrets and proprietary know-how and (v) domain names and uniform resource locators.

“Intervening Event” means a material event, fact, circumstance, occurrence or change that (i) was not known to, or reasonably foreseeable (with respect to magnitude or material consequences) by, the Board of Directors of the Company prior to the execution of this Agreement, which event, fact, circumstance, occurrence or change, becomes known to, or reasonably foreseeable by, the Board of Directors of the Company prior to the receipt of the Company

Stockholder Approval and (ii) does not relate to a Takeover Proposal; provided, however, that an “Intervening Event” shall not include (A) any Takeover Proposal or other inquiry, offer or proposal that would reasonably be expected to lead to a Takeover Proposal, (B) an event, fact, circumstance, occurrence or change resulting from a breach of this Agreement by the Company or any event, fact circumstance, occurrence or change relating to Parent or its Affiliates, (C) changes in the price of the Company Common Stock, in and of itself (provided, however, the underlying reasons for such changes may constitute an Intervening Event unless excluded by any other exclusion in this definition) or (D) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (provided, however, the underlying reasons for such events may constitute an Intervening Event unless expressly excluded by any other exclusion in this definition).

“IRS” means the Internal Revenue Service.

“Knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 8.12 of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub, the actual knowledge of any of the officers or directors of Parent or Merger Sub.

“Lien” means (i) any pledge, lien, charge, mortgage, deed of trust, condition, covenant, restriction, hypothecation, option to purchase or otherwise acquire any interest, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right-of-way or other title defect, encumbrance or security interest of any kind or nature and (ii) with respect to shares of capital stock or other equity or voting interests, any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests.

“Marketing Period” means the first period of 12 consecutive business days beginning after (or, in the case of a Final Domestic Review, a period of one business day after) the Marketing Period Regulatory Condition Date during which there is not a Restraint that would cause the condition set forth in Section 6.01(a) not to be satisfied and throughout which and at the end of which Parent has the Required Information and the Required Information is Compliant (it being understood and agreed that if the Company in good faith and reasonably believes that it has provided the Required Information and the Required Information is Compliant as of the Marketing Period Regulatory Condition Date (and will remain so throughout the Marketing Period), it may deliver to Parent a written notice (a “Compliance Notice”) to that effect (stating when it believes the Required Information was delivered), in which case the Company shall be deemed to have delivered the Required Information to Parent on the date specified in the Compliance Notice and the Required Information shall be deemed to be Compliant unless Parent in good faith and reasonably believes that the Company has not completed delivery of the Required Information or the Required Information is not Compliant and, within two business days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Information Parent reasonably believes the Company has not delivered or the reason for which the Required Information is not Compliant)); provided, that, except in the case of a Final Domestic Review, (A) November 25, 2022, July 3, 2023 and November 24, 2023 shall not be considered business days for purposes of such 12 consecutive business day period (and shall be disregarded in determining whether such days are

“consecutive”), (B) if such 12 consecutive business day period shall not have fully elapsed on or prior to December 16, 2022, then such period shall not commence any earlier than January 3, 2023, (C) if such 12 consecutive business day period shall not have fully elapsed on or prior to August 18, 2023, then such period shall not commence any earlier than September 5, 2023 and (D) if such 12 consecutive business day period shall not have fully elapsed on or prior to December 15, 2023, then such period shall not commence any earlier than January 2, 2024. Notwithstanding the foregoing, (I) the Marketing Period will end on any earlier date on which either (x) the Debt Financing is obtained or (y) Parent obtains aggregate cash proceeds from the issuance of senior secured notes, as contemplated by the Debt Commitment Letter, or other debt securities in an amount sufficient to retire any committed amount outstanding under the “Bridge Facility” thereunder, (II) the Marketing Period will not commence or be deemed to have commenced if, after the date of this Agreement and prior to the completion of the consecutive business day period referenced herein, (1) the Company’s independent accountant has withdrawn its audit opinion with respect to any annual audited financial statements included in the Required Information, in which case the Marketing Period will not be deemed to commence unless and until a new audit opinion is issued with respect to the consolidated financial statements of the Company and its Subsidiaries for the applicable periods by the independent accountant or another “Big Four” or other nationally recognized independent public accounting firm or other public accounting firm reasonably acceptable to Parent, or (2) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company and its Subsidiaries, in which case the Marketing Period will not be deemed to commence unless and until such restatement has been completed and the relevant Required Information has been amended or the Company has announced that it has concluded that no restatement will be required in accordance with GAAP or (III) if the Company has failed to file any Quarterly Report on Form 10-Q or Annual Report on Form 10-K required to be filed with the SEC by the date required under the Exchange Act, the Marketing Period will be tolled until such report has been filed; provided, that if the failure to file such report occurs during the final five business days of the Marketing Period, the Marketing Period will be extended so that the final day of the Marketing Period will be no earlier than the fifth business day after such report has been filed.

“Marketing Period Regulatory Condition Date” means the date on which the conditions set forth in Section 6.01(b) and Section 6.01(c) have been satisfied.

“Material Adverse Effect” means any effect, change, event or occurrence that has a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no effect, change, event or occurrence to the extent arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur:  any effect, change, event or occurrence (A) generally affecting (1) the industry in which the Company and its Subsidiaries operate or (2) the economy, credit, financial, commodity or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation, or (B) arising out of, resulting from or attributable to (1) changes or prospective changes in Law or in GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory, political or social conditions, (2) the negotiation, execution, announcement or performance of this Agreement or the pendency or consummation of the

Transactions or the identity of Parent, Merger Sub or any of their respective affiliates, in each case, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, landlords, distributors, partners, employees or regulators, or any litigation arising from this Agreement or the Transactions; provided, however, that this clause (2) shall not apply with respect to the representations and warranties (in whole or in relevant part) made by the Company in this Agreement, the purpose of which is to address the consequences resulting from, relating to or arising out of the entry into or the announcement or pendency of this Agreement or the Transactions, (3) acts of war (whether or not declared), military activity, sabotage, civil disobedience, social unrest, protests or terrorism (including cyberattacks), or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience, social unrest, protests or terrorism (including cyberattacks), (4) public health conditions (including any illness, epidemic, pandemic or disease outbreak, including COVID-19), or any COVID-19 Measures or other restrictions to the extent relating to, or arising out of, any illness, epidemic, pandemic or disease outbreak or other public health condition or any worsening thereof, earthquakes, fires, floods, hurricanes, tornados or other natural disasters, weather-related events or other comparable events, (5) any action taken by the Company or its Subsidiaries that is required by this Agreement (other than the obligation to operate in the ordinary course of business) or with Parent’s written consent or at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement, (6) any change or prospective change in the Company’s credit ratings, (7) any decline in the market price, or change in trading volume, of the shares of the Company or (8) any failure to meet any internal or published projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (B)(6), (7) and (8) shall not prevent or otherwise affect a determination that the underlying cause of any such change or prospective change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (8) hereof) is or contributed to a Material Adverse Effect); provided further, however, that any effect, change, event or occurrence referred to in clause (A) or clause (B)(1), (3) or (4) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, event or occurrence has or has had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Material Subsidiary” means all of the Subsidiaries of the Company, other than those Subsidiaries that, individually and in the aggregate, have an immaterial amount of assets, revenue and cash flow.

“Merger Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger, but excluding, in any event, the Financing.

“Parent Common Stock” means the shares of the Parent common stock, par value $0.01 per share.

“Parent Material Adverse Effect” means any effect, change, event or occurrence that would prevent or materially delay, interfere with, hinder or impair (i) the consummation by Parent or Merger Sub of any of the Transactions on a timely basis or (ii) the compliance by Parent or Merger Sub with its obligations under this Agreement.

“Parent Stock Plan” means the Parent’s 2018 Equity Incentive Plan, as amended and restated.

“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable, or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (iii) Liens securing payment, or any obligation, with respect to outstanding Indebtedness so long as there is no event of default under such Indebtedness, (iv) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (v) non-exclusive licenses of any Intellectual Property granted to third parties in the ordinary course of business consistent with past practice, (vi) Liens discharged at or prior to the Effective Time, (vii) easements, rights-of-way, encroachments, restrictions, conditions and other similar encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (viii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property and (ix) such other non-monetary Liens, encumbrances or imperfections that do not materially detract from the value or materially impair the existing use of the asset or property affected by such Lien, encumbrance or imperfection.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personally Identifiable Information” means any information relating to an identified or identifiable natural person.  An identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.

“Prior Transaction Tax Matters Agreement” means that certain Tax Matters Agreement dated October 1, 2018 by and among Fortive Corporation, Stevens Holding Company, Inc. and the Company.

“Proprietary Company Product” shall mean any product or service (i) both (x) designed or developed and (y) sold or (ii) under development and substantially completed, in each case of clauses (i) and (ii), by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement.

“Registered Company Intellectual Property” means all registered Patents, Copyrights, Trademarks and domain names and all applications to register Patents, Copyrights and Trademarks, in each case, that are owned by the Company or any of its Subsidiaries and are material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Required Information” means (i) an audited consolidated balance sheet of the Company and its Subsidiaries for the most recently completed fiscal year ended at least sixty (60) days prior to the Closing Date and the related audited consolidated statements of operations and comprehensive income (loss), statements of equity and statements of cash flows of the Company and related notes thereto for the three most recently completed fiscal years ended at least sixty (60) days prior to the Closing Date, in each case that conforms to GAAP and (ii) unaudited consolidated balance sheets and the related unaudited consolidated statements of operations and comprehensive income (loss), statements of equity and statements of cash flows of the Company for each fiscal quarter ended after December 31, 2021 and at least forty (40) days prior to the Closing Date and for that portion of the fiscal year through the end of such quarter (other than in each case the fourth fiscal quarter of any fiscal year) and, for the comparable period in the prior fiscal year; in each case that conforms to GAAP, in each of the cases of clauses (i) and (ii), that would be compliant under SEC Regulations S-X and SEC Regulation S-K under the Securities Act for registered offerings of debt securities.

“Sanctioned Person” means (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC, the Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union or its Member States, His Majesty’s Treasury of the United Kingdom; (b) the government, including any political subdivision, agency or instrumentality thereof of a Sanctioned Territory or the government of Venezuela; (c) any Person located, organized or resident in a Sanctioned Territory; or (d) any Person directly or indirectly owned or controlled by any such Person or Persons described in the foregoing clauses (a) through (c).

“Sanctioned Territory” means, at any time, a country or territory against which the United States, the United Kingdom, the European Union and its Member States, the United Nations Security Council or other applicable authority maintains country-wide or territory-wide Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and Luhansk People’s Republic of Ukraine).

“Sanctions” means economic or financial sanctions, trade embargoes or anti-boycott laws or regulations imposed, administered or enforced by the U.S. Department of the

Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union or its Member States, His Majesty’s Treasury of the United Kingdom or other relevant Sanctions authorities in applicable jurisdictions.

“Significant Subsidiary” means each of the Company’s “significant subsidiaries” (as such term is defined in Section 1-02 of Regulation S-X under the Exchange Act).

“Specified Letter” means a pre-consummation letter from the FTC in similar form to that set forth in its blog post dated August 3, 2021 and posted at this link: https://www.ftc.gov/system/files/attachments/blog_posts/Adjusting%20merger%20review%20to%20deal%20with%20the%20surge%20in%20merger%20filings/sample_preconsummation_ warning_letter.pdf.

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Tax” means any U.S. federal, state or local or non-U.S. tax, fee, levy, escheat payment, duty, tariff, impost or other similar charge, in each case in the nature of a tax, together with any interest, penalty and addition thereto, imposed by a Governmental Authority.

“Tax Return” means any return, form, statement, report, information return, disclosure, claim or declaration, including any supplement, schedule or attachment thereto and any amendment thereof, with respect to Taxes that is filed or required to be filed with a Governmental Authority.

“Top Customer” means the top 10 customers of the Company and its Subsidiaries on a consolidated basis, based on revenues generated during each of (a) the twelve-month period ended December 31, 2021 and (b) the nine-month period ended September 30, 2022.

“Top Supplier” means the top 10 vendors or suppliers of the Company and its Subsidiaries, on a consolidated basis, based on expenditures made during each of (a) the twelve-month period ended December 31, 2021 and (b) the nine-month period ended September 30, 2022.

“Trading Day” means a day on which shares of Parent Common Stock are traded on the NYSE.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger and the Financing.

The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.12	Section

Acceptable Confidentiality Agreement	5.02(g)
Action	3.07
Adverse Recommendation Change	5.02(d)
Agreement	Preamble
Alternate Financing	5.15(b)
Announcement	5.04
Antitrust Laws	5.03(a)
Appraisal Shares	2.06
Balance Sheet Date	3.05(c)
Bankruptcy and Equity Exception	3.03(a)
Book-Entry Share	2.01(c)
Breaching Party	6.04
Burdensome Condition	5.03(f)
Capitalization Date	3.02(a)
CBAs	3.11(a)
Certificate	2.01(c)
Certificate of Merger	1.03
Change of Control Offer	5.14(b)(iv)
Closing	1.02
Closing Date	1.02
Closing Date VWAP	3.02(b)
Code	2.02(h)
Company	Preamble
Company Board Recommendation	3.03(b)
Company Common Stock	2.01
Company DC Plans	5.08(f)
Company Disclosure Letter	Article III
Company Related Parties	7.03(d)
Company Restricted Share	2.03(c)
Company RSU	2.03(c)
Company SEC Documents	3.05(a)
Company Securities	3.02(b)
Company Stock Option	2.03(a)
Company Stockholder Approval	3.03(c)
Company Stockholders’ Meeting	5.12(b)
Company Termination Fee	7.03(a)(ii)
Company Voting Debt	3.02(c)
Confidentiality Agreement	5.05(a)
Consent Solicitations	5.14(b)(i)
Continuing Employee	5.08(a)
Contract	3.03(d)
D&O Cap	5.06(b)
Debt Commitment Letter	4.05

Terms Not Defined in this Section 8.12	Section

Debt Financing	4.05
Debt Tender Offer	5.14(b)(i)
Debt Tender Offer Documents	5.14(b)(i)
Debt Tender Offers	5.14(b)(i)
Delaware Courts	8.07(b)
DGCL	Recitals
DOJ	5.03(c)
Effective Time	1.03
Environmental Laws	3.12
Environmental Permits	3.12
Equity Award Conversion Ratio	3.02(b)
Exchange Act	3.04
Exchange Fund	2.02(a)
Existing Agent	5.14(a)
FCPA	3.08(b)
Fee Letters	4.05
Filed SEC Documents	Article III
Financing Letters	4.05
FTC	5.03(c)
Goldman Sachs	3.18
Indebtedness	5.01(b)(ii)
Indemnitee	5.06(a)
Indemnitees	5.06(a)
International Plan	3.10(g)
Investment Screening Laws	5.03(a)
IT Systems	3.13(f)
Judgment	3.07
Laws	3.08(a)
Leased Real Property	3.15
Material Contract	3.16(a)
Merger	Recitals
Merger Consideration	2.01(c)
Merger Sub	Preamble
NASDAQ	3.04
Negotiation Period	5.02(e)
New Commitment Letter	5.15(b)
Non-US Continuing Employees	5.08(c)
Other Regulatory Approvals	6.01(b)
Outside Date	7.01(b)(i)
Owned Real Property	3.15
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Restricted Share	3.02(c)
Parent RSU	2.03(e)

Terms Not Defined in this Section 8.12	Section

Parent Termination Fee	7.03(b)
Paying Agent	2.02(a)
Payoff Amount	5.14(a)
Payoff Letter	5.14(a)
Permits	3.08(a)
Preferred Stock	3.02(a)
Proxy Statement	3.04
Real Property	3.15
Regulatory Litigation	5.03(c)
Remedial Action	5.03(c)
Required Amount	4.05
Required Approvals	5.03(c)
Restraints	6.01(a)
Rule 14e-1	5.14(b)(ii)
SEC	3.04
SEC Clearance Date	5.12(a)
Secretary of State	1.03
Securities Act	3.02(d)
Superior Proposal	5.02(i)
Supplemental Indenture	5.14(b)(ii)
Surviving Corporation	1.01
Takeover Law	3.14(b)
Takeover Proposal	5.02(h)
TIA	5.14(b)(ii)
Unvested Company RSU	2.03(e)
Unvested Company Stock Option	2.03(b)
Vested Company RSU	2.03(d)
Vested Company Stock Option	2.03(a)

SECTION 8.13.  Fees and Expenses.  Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement.

SECTION 8.14.  Performance Guaranty.  Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Corporation.

SECTION 8.15.  Interpretation.  (a)  When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The words “date hereof” when used in this Agreement shall refer to the date of this Agreement.  The terms “or”, “any” and “either” are not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  The words “made available to Parent” and words of similar import refer to documents (A) posted to the “Project Atlas” Datasite by or on behalf of the Company or (B) delivered in person or electronically to Parent, Merger Sub or their respective Representatives, in each case, at least 24 hours prior to the execution of this Agreement.  The words “ordinary course of business” or “consistent with past practice” (or phrases of similar import), when used in this Agreement, shall be deemed to include actions taken by the Company or any of its Subsidiaries in response to COVID-19 or COVID-19 Measures, as well as actions taken by other similarly situated companies in response thereto.  All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP.  All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References herein to any statute includes all rules and regulations promulgated thereunder.  Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States.  References to a Person are also to its permitted assigns and successors.

(b)  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

SECTION 8.16.  Exculpation of Financing Sources.  Notwithstanding anything herein to the contrary, the parties hereby agree that (a) no Debt Financing Source shall have any liability hereunder (whether in contract or in tort, at Law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided that nothing in this Section 8.16 shall limit the liability or obligations of the Debt Financing Sources under the Debt Commitment Letter or the documents governing any Debt Financing provided by any such Person to Parent), (b) only Parent (including its permitted successors and assigns under the Debt Commitment Letter) and the other parties to the Debt Commitment Letter at their own direction shall be permitted to bring any claim against a Debt Financing Source for failing to satisfy any obligation to fund the

Debt Financing pursuant to the terms of the Debt Commitment Letter, (c) no amendment or waiver of this Section 8.16 shall be effective to the extent such amendment is adverse to the Financing Sources without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter. This Section 8.16 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

REGAL REXNORD CORPORATION,

by	/s/ Louis V. Pinkham
	Name:	Louis V. Pinkham
	Title:	Chief Executive Officer

ASPEN SUB, INC.,

by	/s/ Louis V. Pinkham
	Name:	Louis V. Pinkham
	Title:	President

[Signature Page to Agreement and Plan of Merger]

ALTRA INDUSTRIAL MOTION CORP.,

by	/s/ Carl R. Christenson
	Name:	Carl R. Christenson
	Title:	Chairman and CEO

[Signature Page to Agreement and Plan of Merger]